UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

AMERICAN ELECTRIC POWER SERVICE CORPORATION
(Exact Name of Reporting Company)

A Subsidiary Service Company
("Mutual" or "Subsidiary")

Date of Incorporation December 17, 1937 If not Incorporated, Date of Organization .

State or Sovereign Power under which Incorporated or Organized New York

Location of Principal Executive Offices of Reporting Company Columbus, Ohio

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

S. S. Bennett	Assistant Controller	1 Riverside Plaza Columbus, Ohio 43215
(Name)	(Title)	(Address)

Name of Principal Holding Company under which Reporting Company is organized:

AMERICAN ELECTRIC POWER COMPANY, INC.

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE I - COMPARATIVE BALANCE SHEET
(In Thousands)

Instructions: Give balance sheet of the Company as of December 31 of the current and prior year.

		AS OF DECEMBER 31
ACCOUNT	ASSETS AND OTHER DEBITS	2004	2003
	SERVICE COMPANY PROPERTY
101-106	Service company property (Schedule II)	$295,186	$307,649
107	Construction work in progress (Schedule II)	9,774	23,743
	Total Property	304,960	331,392

108-111	Less: Accumulated provision for depreciation and amortization of service company property (Schedule III)	146,888	174,465
	Net Service Company Property	158,072	156,927

	INVESTMENTS
123	Investments in associate companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	118,579	108,520
	Total Investments	118,579	108,520

	CURRENT AND ACCRUED ASSETS
131	Cash	9,540	-
134	Special deposits	29	1,244
135	Working funds	114	376
136	Temporary cash investments (Schedule IV)	-	-
141	Notes receivable	-	1
143	Accounts receivable	5,655	7,421
144	Accumulated provision for uncollectible accounts	-	-
145	Advances to Affiliates	29,178	-
146	Accounts receivable from associate companies (Schedule V)	177,184	183,880
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	3,156	2,703
174	Miscellaneous current and accrued assets (Schedule VIII)	-	-
	Total Current and Accrued Assets	224,856	195,625

	DEFERRED DEBITS
181	Unamortized debt expense	1,708	2,135
184	Clearing accounts	-	-
186	Miscellaneous deferred debits (Schedule IX)	3,056	2,134
188	Research, development, or demonstration expenditures (Sch. X)	-	-
190	Accumulated deferred income taxes	117,256	118,820
	Total Deferred Debits	122,020	123,089
	TOTAL ASSETS AND OTHER DEBITS	$623,527	$584,161

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE I - COMPARATIVE BALANCE SHEET
(In Thousands)

Instructions: Give balance sheet of the Company as of December 31 of the current and prior year.

		AS OF DECEMBER 31
ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	2004	2003
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	$1,450	$1,450
211	Miscellaneous paid-in-capital (Schedule XI)	(76,469)	(82,123)
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	-	-
	Total Proprietary Capital	(75,019)	(80,673)

	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	50,000	-
224	Other long-term debt (Schedule XII)	40,000	42,000
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt-debit	-	-
	Total Long-Term Debt	90,000	42,000

	OTHER NONCURRENT LIABILITIES
227	Obligations under capital leases - Noncurrent	46,849	22,373
224.6	Other	171,658	190,780
	Total Other Noncurrent Liabilities	218,507	213,153

	CURRENT AND ACCRUED LIABILITIES
228	Accumulated provision for pensions and benefits	-	-
231	Notes payable	-	-
232	Accounts payable	17,030	23,685
233	Notes payable to associate companies (Schedule XIII)	-	117,116
234	Accounts payable to associate companies (Schedule XIII)	117,944	75,297
236	Taxes accrued	553	(15,927)
237	Interest accrued	4,347	4,124
241	Tax collections payable	648	422
242	Miscellaneous current and accrued liabilities (Schedule XIII)	157,467	129,548
243	Obligations under capital leases - Current	20,253	14,513
	Total Current and Accrued Liabilities	318,242	348,778

	DEFERRED CREDITS
253	Other deferred credits	18,220	13,267
255	Accumulated deferred investment tax credits	699	750
	Total Deferred Credits	18,919	14,017

282	ACCUMULATED DEFERRED INCOME TAXES	52,878	46,886
	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$623,527	$584,161

Note:	Long term debt includes $2,000,000 due within one year at December 31, 2004 and $2,000,000 at December 31, 2003 (See note 8, Schedule XIV).

ANNUAL REPORT of American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE II - SERVICE COMPANY PROPERTY
(In Thousands)

	BALANCE AT		RETIREMENTS	OTHER	BALANCE
	BEGINNING		OR	CHANGES	AT CLOSE
ACCOUNT DESCRIPTION	OF YEAR	ADDITIONS	SALES	(1)	OF YEAR

301 Organization	$-	$-	$-	$-	$-
303 Miscellaneous Intangible Plant	14,234	113	-	-	14,347
304 Land and Land Rights	10,565	-	(6,381)	-	4,184
305 Structures and Improvements	167,266	3,644	(20,203)	34	150,741
306 Leasehold Improvements	5,265	20	-	-	5,285
307 Equipment (2)	19,277	2,366	(5,511)	-	16,132
308 Office Furniture and Equipment	16,968	-	(8,292)	-	8,676
309 Automobiles, Other Vehicles and Related Garage Equipment	194	-	(194)	-	-
310 Aircraft and Airport Equipment	-	-	-	-	-
311 Other Property: (3)
Owned	187	71	(76)	-	182
Leased	73,693	-	-	21,946	95,639
SUB-TOTALS	307,649	6,214	(40,657)	21,980	295,186
107 Construction Work in Progress (4)	23,743	(13,969)	-	-	9,774
TOTALS	$331,392	$(7,755)	$(40,657)	$21,980	$304,960

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE II - SERVICE COMPANY PROPERTY
(In Thousands)

FOOTNOTES
(1) Provide an explanation of those changes considered material:

Account 311 Other Property - Change due to net additions of leased property.

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

		Balance
		At Close
Subaccount Description	Additions	Of Year

Account 307 - Equipment:
Data Processing Equipment	$-	$10,679
Communications Equipment	1	3,088
Laboratory Equipment	2,365	2,365
TOTALS	$2,366	$16,132

(3) Describe Other Service Company Property:

Account 311 includes leased assets at December 31, 2004, of $95,639,000 which have been capitalized in accordance with FASB Statement Nos. 13 and 71 and other owned assets at December 13, 2004, of $182,000.

(4) Describe Construction Work in Progress:

Capitalized Software		$3,577
General and Miscellaneous Equipment		5,357
Office Buildings - Owned		840
TOTALS		$9,774

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
(In Thousands)

	BALANCE AT		RETIREMENTS	OTHER	BALANCE
	BEGINNING		OR	CHANGES	AT CLOSE
ACCOUNT DESCRIPTION	OF YEAR	ADDITIONS	SALES	(1)	OF YEAR

301 Organization	$-	$-	$-	$-	$-
303 Miscellaneous Intangible Plant	9,679	1,337	-	-	11,016
304 Land and Land Rights	-	6,381	(6,381)	-	-
305 Structures and Improvements	91,982	5,911	(20,202)	3,619	81,310
306 Leasehold Improvements	2,901	804	-	(1,205)	2,500
307 Equipment	17,689	726	(5,511)	43	12,947
308 Office Furniture and Equipment	15,152	344	(8,297)	(8)	7,191
309 Automobiles, Other Vehicles
and Related Garage Equipment	190	-	(190)	-	-
310 Aircraft and Airport Equipment	-	-	-	-	-
311 Other Service Company Property:
Owned	132	6	(76)	51	113
Leased	36,787	-	-	(8,383)	28,404
SUB-TOTALS	174,512	15,509	(40,657)	(5,883)	143,481
108 Retirement Work in Progress	(47)	-	-	3,454	3,407
TOTALS	$174,465	$15,509	$(40,657)	$(2,429)	$146,888

(1) Provide an explanation of those changes considered material:

305 Structures and Improvements - Change includes the adjustment mentioned below for Account 306, and a reserve adjustment for the Dallas Office Building.
306 Leasehold Improvements - Change represents a reserve classification correction for Tulsa Tulsa Tower 2 moved to Account 305.
311 Other Property - Change in Leased Assets reported as a net number.

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE IV - INVESTMENTS
(In Thousands)

Instructions: Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
ACCOUNT DESCRIPTION	OF YEAR	OF YEAR

Account 123 - Investment in Associate Companies Investment in Common Stock of Subs	$-	$-

SUB-TOTALS	-	-

Account 124 - Other Investments
Cash Surrender Value of Life Insurance Policies (net of policy loans and accrued interest)	15,987	19,717
Umbrella Trust	75,351	82,271
COLI Tax and Interest	17,182	16,591

SUB-TOTALS	108,520	118,579

Account 136 - Temporary Cash Investments	-	-

TOTALS	$108,520	$118,579

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(In Thousands)

Instructions: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

ACCOUNT DESCRIPTION	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
	OF YEAR	OF YEAR

Account Balances by Associate Company
AEP Acquisition LLC	$-	$3
AEP C&I Company, LLC	4	3
AEP Coal Co.	193	9
AEP Coal Marketing LLC	32	32
AEP Communications, Inc.	2	2
AEP Communications, LLC	5	88
AEP Credit, Inc.	25	43
AEP Delaware Investment Company	10	2
AEP Delaware Investment Company II	7	1
AEP Desert Sky LP, LLC	85	55
AEP Desert Sky GP, LLC	4	6
AEP Elmwood LLC	1	21
AEP Emissions Marketing, LLC	1	1
AEP EmTech LLC	506	146
AEP Energy Services Gas Holding Company	159	96
AEP Energy Services Gas Holdings II LLC	5	7
AEP Energy Services Invest Inc.	-	159
AEP Energy Services Limited	822	77
AEP Energy Services UK Generation Limited	734	-
AEP Energy Services Ventures, Inc.	1	-
AEP Energy Services, Inc.	2,028	1,194
AEP Fiber Venture, LLC	50	-
AEP Gas Power GP, LLC	3	3
AEP Generating Company	184	178
AEP Investments, Inc.	13	20
AEP Kentucky Coal, LLC	-	543
AEP MEMCo LLC	373	94
AEP Nonutility Funding LLC	-	1
AEP Power Marketing, Inc.	1	2
AEP Pro Serv, Inc.	864	487
AEP Pushan Power, LDC	17	-
AEP Resources Australia Holdings Pty, Ltd	2	1
AEP Resources Australia Pty., Ltd	(4)	-

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(In Thousands)

Instructions: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
	OF YEAR	OF YEAR

AEP Resources, Inc.	$(95)	$2,486
AEP System Pool	4,399	3,512
AEP T & D Services, LLC	30	50
AEP Texas Central Company	13,378	10,466
AEP Texas Commercial & Industrial Retail GP, LLC	2	2
AEP Texas Commercial & Industrial Retail Limited Partnership	45	39
AEP Texas North Company	4,185	3,850
AEP Texas POLR, LLC	-	1
AEP Utilities Inc.	120	26
AEP Utility Funding LLC	-	137
AEP Wind Energy, LLC	-	141
AEP Wind Holding, LLC	96	246
AEPR Ohio, LLC	2,928	254
American Electric Power Company, Inc.	4,813	782
Appalachian Power Company	41,911	43,262
Blackhawk Coal Company	8	1
C3 Communications, Inc.	365	13
C3 Networks GP, LLC	306	-
Cardinal Operating Company	574	1,684
Central Coal Company	8	-
Colomet, Inc.	-	1
Columbus Southern Power Company	32,389	34,822
Conesville Coal Preparation Company	164	24
CSW Energy Services, Inc.	39	54
CSW Energy, Inc.	768	333
CSW International, Inc.	16	4
CSW Power Marketing, Inc.	925	-
CSW Services International Inc.	6	8
Desert Sky Wind Farm LP	9	79
Diversified Energy Contractors Company, LLC	9	5
Dolet Hills Lignite Company, LLC	89	206
Houston Pipe Line Company LP	1,540	534
HPL GP, LLC	9	-
HPL Holdings, Inc	1	-
HPL Resources Company LP	3	-

10A

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(In Thousands)

Instructions: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
	OF YEAR	OF YEAR

Indiana Michigan Power Company	$13,511	$17,062
Kentucky Power Company	6,348	8,066
Kingsport Power Company	327	389
LIG Chemical Company	1	-
LIG Liquids Company, L.L.C.	8	-
Louisiana Intrastate Gas Company, L.L.C	49	-
Mutual Energy L.L.C.	22	5
Mutual Energy SWEPCO L.P.	3	7
Ohio Power Company	30,391	26,964
POLR Power, L.P.	3	2
Public Service Company of Oklahoma	7,554	8,838
REP General Partner L.L.C.	-	29
REP Holdco Inc.	2	39
Seeboard plc	9	-
Snowcap Coal Company, Inc.	-	8
Southwestern Electric Power Company	9,741	8,792
Sweeny Cogeneration LP	3	28
Trent Wind Farm LP	153	46
United Sciences Testing, Inc.	145	133
Ventures Lease Co., LLC	61	112
Wheeling Power Company	382	368

TOTALS	$183,880	$177,184

10B

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(In Thousands)

Instructions: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

TOTAL
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:	PAYMENTS

BY COMPANY:
AEP Acquisition, LLC	$2
AEP Coal Co.	1
AEP Communications, Inc.	1
AEP Communications, LLC	342
AEP Credit, Inc.	53
AEP EmTech LLC	28
AEP Energy Services Gas Holding Company	1,164
AEP Energy Services Limited	50
AEP Gas Power System GP, LLC	2
AEP Generating Company	237
AEP Investments, Inc.	1
AEP Kentucky Coal LLC	7
AEP Memco LLC	46
AEP Pro Serv, Inc.	447
AEP Resources, Inc.	821
AEP Texas Central Company	38,193
AEP Texas North Company	16,262
AEP Utilities, Inc.	27
AEPES General and Administrative	1,141
AEPES Investments, Inc.	8
American Electric Power Company, Inc.	1,645
Appalachian Power Company	408,750
C3 Communications, Inc.	1
Cardinal Operating Company	665
Columbus Southern Power Company	238,503
Conesville Coal Preparation Company	29
CSW Energy, Inc.	1,176
Desert Sky Windfarm LP	67
Dolet Hills Lignite Company LLC	73
Houston Pipe Line Company LP	386
Indiana Michigan Power Company	376,016

10C

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(In Thousands)

Instructions: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

TOTAL
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:	PAYMENTS

Jefferson Island Storage & Hub LLC	$2
Kentucky Power Company	91,693
Kingsport Power Company	507
Louisiana Intrastate Gas Company, LLC	1
Ohio Power Company	706,116
Public Service Company of Oklahoma	53,272
Snowcap Coal Co Inc.	2
Southwestern Electric Power Company	57,999
Sweeny Cogenerating LP	5
Trent Wind Farm LP	71
United Sciences Testing, Inc.	2
Ventures Lease Co, LLC	293
Wheeling Power Company	813

TOTAL	$1,996,920

FOR:
Interchange Power Pool & Transmission Agreements	$1,909,408
Insurance	394
Employee Benefit Plans	1,501
Membership Dues	1,887
Maintenance	2,224
Construction Work in Progress	36,054
Educational Programs	110
Leases and Rents	2,260
Outside Services	24,351
Postage & Shipping	20
Telephone Service	1,649
Taxes	(968)
Office Supplies & Expense	6,786
Miscellaneous	11,244

TOTAL	$1,996,920

10D

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
(In Thousands)

Instructions: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give and overall report of the fuel functions performed by the service company.

ACCOUNT DESCRIPTION	LABOR	EXPENSES	TOTAL

Account 152 - Fuel Stock Expenses Undistributed

Associate Companies

AEP Kentucky Coal, LLC	$-	$2	$2
AEP Texas Central Company	177	69	246
AEP Texas North Company	240	94	334
AEPES General and Administrative	4	1	5
Appalachian Power Company	1,972	779	2,751
Cardinal Operating Company	294	124	418
Columbus Southern Power Company	1,002	408	1,410
Indiana Michigan Power Company	969	387	1,356
Kentucky Power Company	389	159	548
Ohio Power Company	2,875	1,160	4,035
Public Service Company of Oklahoma	688	283	971
Snowcap Coal Company, Inc.	7	5	12
Southwestern Electric Power Company	1,854	752	2,606
Nonassociate Companies (OVEC & IKEC)	661	224	885
AEPSC/Internal Support Costs	7	1	8

TOTAL Billable Balance Sheet Amounts	11,139	4,448	15,587

Less Amounts Billed	11,139	4,448	15,587

Net amount remaining on Balance Sheet	$-	$-	$-

Summary: The service company provides overall management of fuel supply and transportation procurement, as well as general administration.

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
(In Thousands)

Instructions: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

ACCOUNT DESCRIPTION	LABOR	EXPENSES	TOTAL

Account 163 -Stores Expense Undistributed

Associate Companies
AEP Coal Marketing LLC	$3	$2	$5
AEP Communications, LLC	1	1	2
AEP Desert Sky LP, LLC	4	3	7
AEP Energy Services Limited	11	10	21
AEP Generating Company	9	7	16
AEP Investments, Inc.	1	1	2
AEP Pro Serv, Inc.	4	3	7
AEP Resources, Inc.	7	6	13
AEP Texas Central Company	1,591	277	1,868
AEP Texas North Company	682	82	764
AEP Utilities, Inc.	1	1	2
AEP Utility Funding LLC	3	2	5
AEP Wind Holding, LLC	3	2	5
AEPES General and Administrative	61	43	104
AEPR Ohio, LLC	5	4	9
American Electric Power Company, Inc.	18	15	33
Appalachian Power Company	2,877	561	3,438
Cardinal Operating Company	320	69	389
Columbus Southern Power Company	1,061	237	1,298
Conesville Coal Preparation Company	7	3	10
CSW Energy Services, Inc.	1	1	2
CSW Energy, Inc.	8	8	16
Indiana Michigan Power Company	1,598	351	1,949
Kentucky Power Company	532	109	641
Kingsport Power Company	32	12	44
Ohio Power Company	3,148	521	3,669
Public Service Company of Oklahoma	1,262	221	1,483
Southwestern Electric Power Company	1,406	246	1,652
Wheeling Power Company	68	13	81
AEPSC/Internal Support Costs	246	361	607

TOTAL Billable Balance Sheet Amounts	14,970	3,172	18,142

Less Amounts Billed	14,970	3,172	18,142

Net amount remaining on the Balance Sheet	$-	$-	$-

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
(In Thousands)

Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
ACCOUNT DESCRIPTION	OF YEAR	OF YEAR

Account 174 - Miscellaneous Current and Accrued Assets	$-	$-

TOTALS	$-	$-

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
(In Thousands)

Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
ACCOUNT DESCRIPTION	OF YEAR	OF YEAR

Account 186 - Miscellaneous Deferred Debits

Regulatory Asset - Taxes	$152	$425
Investigation Costs re New Generation Facilities	-	803
Accrued Labor Costs	851	914
Unbilled Charges	1,131	914

TOTALS	$2,134	$3,056

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
(In Thousands)

Instructions: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

ACCOUNT DESCRIPTION	AMOUNT

Account 188 - Research, Development, or Demonstration Expenditures

Transmission and Distribution	$3,474
Steam Power	8,298
Hydro	104
Nuclear	1,204
General Activities	5,262

TOTAL Billable Balance Sheet Amounts	18,342

Less Amounts Billed	18,342

Net amount remaining on the Balance Sheet	$-

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XI - PROPRIETARY CAPITAL
(Dollars in thousands except per share amounts)

		NUMBER OF	PAR OR STATED	OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER	CLASS OF STOCK	SHARES AUTHORIZED	VALUE PER SHARE	NO. OF SHARES	TOTAL AMOUNT

Account 201	Common Stock Issued	20,000	$100	13,500	$1,350
Account 201	Common Stock Issued	10,000	$10	10,000	100
TOTAL					$1,450

Instructions: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

ACCOUNT DESCRIPTION					AMOUNT

Account 211 - Miscellaneous Paid-In Capital
Other Comprehensive Income - Minimum Pension Liability					$(76,469)

Account 215 - Appropriated Retained Earnings					-

TOTAL					$(76,469)

Instructions: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

		BALANCE AT CLOSE	NET INCOME	DIVIDENDS	BALANCE AT CLOSE
ACCOUNT DESCRIPTION		OF YEAR	OR (LOSS)	PAID	OF YEAR

Account 216 - Unappropriated Retained Earnings		$-	$-	$-	$-
TOTALS		$-	$-	$-	$-

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XII - LONG-TERM DEBT
(In Thousands)

Instructions: Advances from associate companies should be reported separately for advances on notes, and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

	TERM OF OBLIGATION				BALANCE			BALANCE
NAME OF	CLASS & SERIES OF	DATE OF	INTEREST	AMOUNT	AT BEGINNING		DEDUCTIONS	AT CLOSE
CREDITOR	OBLIGATION	MATURITY	RATE	AUTHORIZED	OF YEAR	ADDITIONS	(1)	OF YEAR

Account 223 -
Advances From Associate Companies
American Electric Power Company, Inc., Senior Notes		06/01/2015	5.25	$50,000	$-	$50,000	$50,000	$-
American Electric Power Company, Inc., Senior Notes		05/15/2006	3.32	50,000	-	50,000	-	50,000
SUBOTALS				100,000	-	100,000	50,000	50,000

Account 224 -
Other Long-Term Debt:
Connecticut Bank & Trust
Company (as Trustee),
Series E Mortgage Notes		12/15/2008	9.600	70,000	42,000	-	2,000	40,000
SUBTOTALS				70,000	42,000	-	2,000	40,000

TOTALS				$170,000	$42,000	$100,000	$52,000	$90,000

(1) Give an explanation of deductions:
Account 224 - Loan Payments. See Note 8, Schedule XIV for further explanation of dates of maturity.

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
(In Thousands)

Instructions: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilites. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
ACCOUNT DESCRIPTION	OF YEAR	OF YEAR

Account 233 - Notes Payable to Associate Companies
American Electric Power Company, Inc.	$117,116	$-

TOTALS	$117,116	$-

Account 234 - Accounts Payable to Associate Companies
AEP Coal Marketing LLC	$-	$362
AEP EmTech LLC	-	18
AEP Energy Services Investments, Inc.	-	24
AEP Fiber Venture, LLC	85	-
AEP Generating Company	-	17
AEP Pro Serv, Inc.	68	30
AEP Resources, Inc.	2,033	19
AEP System Pool	-	43
AEP Texas Central Company	459	1,372
AEP Texas North Company	43	537
AEPES General and Administrative	536	130
American Electric Power Company, Inc.	5,628	2,525
Appalachian Power Company	3,319	10,448
Blackhawk Coal Company	78	-
C3 Communications, Inc.	29	-
C3 Networks GP, LLC	353	-
Cardinal Operating Company	9	115
Cedar Coal Co.	818	-
Columbus Southern Power Company	2,522	6,808
Colomet, Inc.	-	82
Conesville Coal Preparation Company	-	33
CSW Energy, Inc.	28	46
Houston Pipe Line Company LP	588	604
Indiana Michigan Power Company	18,278	33,505
Kentucky Power Company	1,648	2,715
Kingsport Power Company	2	1,116
Louisiana Intrastate Gas Company, L.L.C.	61	-
Memco Consolidated	340	10

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
(In Thousands)

Instructions: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilites. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
ACCOUNT DESCRIPTION	OF YEAR	OF YEAR

Account 234 - Accounts Payable to Associate Companies (con't)
Ohio Power Company	$36,345	$44,969
Public Service Company of Oklahoma	578	6,429
Southwestern Electric Power Company	1,392	5,211
United Sciences Testing, Inc.	-	37
Wheeling Power Company	57	654
Miscellaneous (26 companies)	-	85

TOTALS	$75,297	$117,944

18A

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
(In Thousands)

Instructions: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilites. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
	OF YEAR	OF YEAR

Account 242 - Miscellaneous Current and Accrued Liabilities
Accrued Payroll	$13,046	$17,011
Accrued Audit Fees	-	11
Control Cash Disbursements Account	8,319	8,918
Control Payroll Disbursement Account	70	-
Deferred Compensation Benefits	513	1,046
Employee Benefits	1,936	2,344
Incentive Pay	58,279	79,288
Real and Personal Property Taxes	184	262
Rent on John E. Dolan Engineering Laboratory	660	616
Rent on Personal Property	1,012	219
Severance Pay	217	-
Vacation Pay	44,014	45,885
Workers' Compensation	1,302	1,867
Misc. Current and Accrued Liabilities	(4)	-

TOTALS	$129,548	$157,467

18B

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

Instructions: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

American Electric Power Service Corporation (the Company or AEPSC) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP), a public utility holding company. We provide certain managerial and professional services including administrative and engineering services to the affiliated companies in the American Electric Power System (AEP System) and periodically to unaffiliated companies.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Regulation

As a subsidiary of AEP, we are subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (PUHCA).

Basis of Accounting

Our accounting conforms to the Uniform System of Accounts for Mutual and Subsidiary Service Companies prescribed by the SEC pursuant to PUHCA. As a cost-based rate-regulated entity, our financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS 71), the financial statements include regulatory assets (deferred expenses) and regulatory liabilities (deferred revenues) recorded in accordance with regulatory actions to match expenses and revenues in cost-based rates. Regulatory assets are expected to be recovered in future periods through billings to client companies and regulatory liabilities are expected to reduce future billings. We have reviewed all the evidence currently available and concluded that we continue to meet the requirements to apply SFAS 71.

Among other things, application of SFAS 71 requires that our billing rates be cost-based regulated. In the event a portion of our business were to no longer meet those requirements, net regulatory assets would have to be written off for that portion of the business and long-term assets would have to be tested for possible impairment. If net regulatory assets were written off, the amounts would be recoverable from affiliated companies.

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

Recognized regulatory assets and liabilities are comprised of the following:

	December 31,		Recovery/
	2004	2003	Refund Period
	(in thousands)
Regulatory Assets
Unamortized Loss on Reacquired Debt	$1,687	$2,109	Up to 5 Years (a)
SFAS 109 Regulatory Asset	426	137	Various Periods (b)
	$2,113	$2,246

Regulatory Liabilities
Deferred Amounts Due to Affiliates for Income Tax Benefits	$9,565	$9,293	Various Periods (b)
Deferred Investment Tax Credits	699	749	Up to 14 Years (b)
Total Regulatory Liabilities	$10,264	$10,042

(a) Amount effectively earns a return.
(b) Amount does not earn a return.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires in certain instances the use of management's estimates. The estimates and assumptions used are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates.

Operating Revenues and Expenses

We provide certain managerial and professional services to both affiliated and nonaffiliated companies. The costs of the services are billed on a direct-charge basis, whenever possible, and on a reasonable basis of proration for services that benefit multiple companies. The billings for services are made at cost and include no compensation for the use of equity capital, all of which is furnished by AEP.

Income Taxes and Investment Tax Credits

We follow the liability method of accounting for income taxes. Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence.

When the flow-through method of accounting for temporary differences is reflected in regulated revenues (that is, when deferred taxes are not included in the cost of determining regulated rates for services), deferred income taxes are recorded and related regulatory assets and liabilities are established to match the regulated revenues and tax expense.

Investment tax credits have been accounted for under the flow-through method unless they have been deferred in accordance with regulatory treatment. Investment tax credits that have been deferred are being amortized over the life of the related investment.

19A

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

Property

Property is stated at original cost. Land, structures and structural improvements are generally subject to first mortgage liens. Depreciation is provided on a straight-line basis over the estimated useful lives of the property. The annual composite depreciation rate was 5% and 9% for the years ended December 31, 2004 and 2003, respectively.

Allowance for funds used during construction (AFUDC) represents the estimated cost of borrowed and equity funds used to finance construction projects that is capitalized and recovered through depreciation over the service life of the related capital assets. The amounts of AFUDC capitalized for 2004 and 2003 were $613,000 and $2,171,000, respectively.

We transferred capitalized software costs of $12 million and $87 million in 2004 and 2003, respectively, to other AEP affiliated companies.

Investments

Investments include the cash surrender value of trust owned life insurance policies held under a grantor trust to provide funds for nonqualified deferred compensation plans we sponsor.

Accounts Receivable

Our Accounts Receivable is primarily from affiliated companies for professional services rendered. These billings for services rendered are issued monthly by us based on a work order system that is maintained in accordance with PUHCA. The affiliated companies generally remit these payments to us within 30 days.

Debt

With SEC staff approval, gains and losses on reacquired debt are deferred and amortized over the term of the replacement debt.

Debt issuance expenses are amortized over the term of the related debt, with the amortization included in Interest Charges.

Comprehensive Income (Loss)

Comprehensive Income (Loss) is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Comprehensive Income (Loss) has two components: Net Income and Other Comprehensive Income (Loss) (OCI). Accumulated OCI is included on the balance sheet in the shareholder’s deficit section.

Accumulated Other Comprehensive Loss related to the Minimum Pension Liability, net of tax, as of December 31, 2004 and 2003 was $76 million and $82 million, respectively.

19B

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

Guarantees

We lease certain equipment under a master operating lease. Under the lease agreement, the lessor is guaranteed to receive up to 87% of the unamortized balance of the equipment at the end of the lease term. If the fair market value of the leased equipment is below the unamortized balance at the end of the lease term, we have committed to pay the difference between the fair market value and the unamortized balance, with the total guarantee not to exceed 87% of the unamortized balance. At December 31, 2004, the maximum potential loss for this lease agreement was approximately $6.5 million assuming the fair market value of the equipment is zero at the end of the lease term.

Reclassification

Certain prior year amounts were reclassified to conform with current year presentation.  Such reclassifications had no impact on previously reported Net Income.

2. NEW ACCOUNTING PRONOUNCEMENTS

Upon issuance of exposure drafts or final pronouncements, we thoroughly review the new accounting literature to determine the relevance, if any, to our business. The following represents a summary of new pronouncements issued or implemented during 2004 that we have determined relate to our operations.

FASB Staff Position No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003

We implemented Financial Accounting Standards Board (FASB) Staff Position (FSP) FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” effective April 1, 2004, retroactive to January 1, 2004. The new disclosure standard provides authoritative guidance on the accounting for any effects of the Medicare prescription drug subsidy under the Act. It replaces the earlier FSP FAS 106-1, under which we previously elected to defer accounting for any effects of the Act until the FASB issued authoritative guidance on the accounting for the Medicare subsidy.

Under FSP FAS 106-2, the current portion of the Medicare subsidy for employers who qualify for the tax-free subsidy is a reduction of ongoing FAS 106 cost, while the retroactive portion is an actuarial gain to be amortized over the average remaining service period of active employees, to the extent that the gain exceeds FAS 106’s 10 percent corridor. See Note 4 for additional information related to the effects of implementation of FAS 106-2 on our postretirement benefit plans.

SFAS 153 “Exchange of Nonmonetary Assets: an amendment of APB Opinion No. 29”

In December 2004, the FASB issued SFAS 153, “Exchange of Nonmonetary Assets: an amendment of APB Opinion No. 29” to eliminate the Opinion 29 exception to fair value for nonmonetary exchanges of similar productive assets and to replace it with a general exception for exchange transactions that do not have commercial substance. We expect to implement SFAS 153 prospectively, beginning July 1, 2005. We do not expect the effect to be material to our results of operations, cash flows or financial condition.

Future Accounting Changes

The FASB’s standard-setting process is ongoing. Until new standards have been finalized and issued by FASB, we cannot determine the impact on the reporting of our operations and financial positions that may result from any such future changes.

19C

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

3. COMMITMENTS AND CONTINGENCIES

Construction

Construction commitments have been made to support our operations and are estimated to be $1.1 million for 2005. Estimated construction expenditures are subject to periodic review and modifications may vary based on the ongoing effects of regulatory constraints, environmental regulations, business opportunities, market volatility, economic trends, and the ability to access capital.

Potential Uninsured Losses

Some potential losses or liabilities may not be insurable or the amount of insurance carried may not be sufficient to meet potential losses and liabilities. Future losses or liabilities which are not completely insured would be recovered from affiliated companies.

Enron Bankruptcy

In 2002, certain subsidiaries of AEP filed claims against Enron and its subsidiaries in the Enron bankruptcy proceeding pending in the U.S. Bankruptcy Court for the Southern District of New York. At the date of Enron’s bankruptcy, certain subsidiaries of AEP had open trading contracts and trading accounts receivables and payables with Enron.

In December 2003, Enron filed a complaint in the Bankruptcy Court against AEPSC seeking approximately $93 million plus interest in connection with a transaction for the sale and purchase of physical power among Enron, AEP and Allegheny Energy Supply, LLC during November 2001. Enron’s claim seeks to unwind the effects of the transaction. AEP believes it has several defenses to the claims in the action being brought by Enron. The parties are currently in nonbinding court-sponsored mediation. Management is unable to predict the outcome of this lawsuit.

We are involved in a number of other legal proceedings and claims. While management is unable to predict the outcome of litigation, any potential liability which may result would be recoverable from affiliated companies.

4. BENEFIT PLANS

We participate in AEP-sponsored U.S. qualified pension plans and nonqualified pension plans. A substantial majority of employees are covered by either one qualified plan or both a qualified and a nonqualified pension plan. In addition, we participate in other postretirement benefit plans sponsored by AEP to provide medical and life insurance benefits for retired employees in the U.S. We implemented FSP FAS 106-2 in the second quarter of 2004, retroactive to the first quarter of 2004 (see “FASB Staff Position No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003” section of Note 2). The Medicare subsidy reduced the FAS 106 accumulated postretirement benefit obligation (APBO) related to benefits attributed to past service by $202 million contributing to an actuarial gain in 2004. The tax-free subsidy reduced 2004’s net periodic postretirement benefit cost by a total of $29 million, including $12 million of amortization of the actuarial gain, $4 million of reduced service cost, and $13 million of reduced interest cost on the APBO. Our reduction in the net periodic postretirement cost for 2004 was $6.0 million.

19D

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

The following tables provide a reconciliation of the changes in the AEP plans’ projected benefit obligations and fair value of assets over the two-year period ending at the plan’s measurement date of December 31, 2004, and a statement of the funded status as of December 31 for both years:

AEP Pension Obligations, Plan Assets, Funded Status as of December 31, 2004 and 2003:

	Pension Plans		Other Postretirement Benefit Plans
	2004	2003	2004	2003
	(in millions)
Change in Projected Benefit Obligation:
Projected Obligation at January 1	$3,688	$3,583	$2,163	$1,877
Service Cost	86	80	41	42
Interest Cost	228	233	117	130
Participant Contributions	-	-	18	14
Actuarial (Gain) Loss	379	91	(130)	192
Benefit Payments	(273)	(299)	(109)	(92)
Projected Obligation at December 31	$4,108	$3,688	$2,100	$2,163

Change in Fair Value of Plan Assets:
Fair Value of Plan Assets at January 1	$3,180	$2,795	$950	$723
Actual Return on Plan Assets	409	619	98	122
Company Contributions (a)	239	65	136	183
Participant Contributions	-	-	18	14
Benefit Payments (a)	(273)	(299)	(109)	(92)
Fair Value of Plan Assets at December 31	$3,555	$3,180	$1,093	$950

Funded Status:
Funded Status at December 31	$(553)	$(508)	$(1,007)	$(1,213)
Unrecognized Net Transition Obligation	-	2	179	206
Unrecognized Prior Service Cost (Benefit)	(9)	(12)	5	6
Unrecognized Net Actuarial Loss	1,040	797	795	977
Net Asset (Liability) Recognized	$478	$279	$(28)	$(24)

(a)	AEP’s contributions and benefit payments include only those amounts contributed directly to or paid directly from plan assets.

19E

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

Amounts Recognized in the AEP Balance Sheet as of December 31, 2004 and 2003:

	Pension Plans			Other Postretirement Benefit Plans
	2004		2003	2004	2003
	(in millions)
Prepaid Benefit Costs	$524	(a)	$325	$-	$-
Accrued Benefit Liability	(46)		(46)	(28)	(24)
Additional Minimum Liability	(566)		(723)	N/A	N/A
Intangible Asset	36		39	N/A	N/A
Pretax Accumulated Other Comprehensive Income	530		684	N/A	N/A
Net Asset (Liability) Recognized	$478		$279	$(28)	$(24)

N/A = Not Applicable

(a)	Includes $386 million related to the qualified plan that became fully funded upon receipt of the December 2004 discretionary contribution.

Pension and Other Postretirement Plans’ Assets:

The asset allocations for AEP’s pension plans at the end of 2004 and 2003, and the target allocation for 2005, by asset category, are as follows:

	Target Allocation	Percentage of Plan Assets at Year End
	2005	2004	2003
Asset Category	(in percentages)
Equity Securities	70	68	71
Debt Securities	28	25	27
Cash and Cash Equivalents	2	7	2
Total	100	100	100

The asset allocations for AEP’s other postretirement benefit plans at the end of 2004 and 2003, and target allocation for 2005, by asset category, are as follows:

	Target Allocation	Percentage of Plan Assets at Year End
	2005	2004	2003
Asset Category	(in percentages)
Equity Securities	70	70	61
Debt Securities	28	28	36
Other	2	2	3
Total	100	100	100

AEP’s investment strategy for its employee benefit trust funds is to use a diversified mixture of equity and fixed income securities to preserve the capital of the funds and to maximize the investment earnings in excess of inflation within acceptable levels of risk. AEP regularly reviews the actual asset allocation and periodically rebalances the investments to the targeted allocation when considered appropriate. Because of a $200 million discretionary contribution at the end of 2004, the actual pension asset allocation was different from the target allocation at the end of the year. The asset portfolio was rebalanced to the target allocation in January 2005.

19F

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

The value of AEP’s pension plans’ assets increased to $3.6 billion at December 31, 2004 from $3.2 billion at December 31, 2003. The qualified plans paid $265 million in benefits to plan participants during 2004 (nonqualified plans paid $8 million in benefits).

AEP bases its determination of pension expense or income on a market-related valuation of assets which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

Accumulated Benefit Obligation:
	2004	2003
	(in millions)
Qualified Pension Plans	$3,918	$3,549
Nonqualified Pension Plans	80	76
Total	$3,998	$3,625

Minimum Pension Liability:

AEP’s combined pension funds are underfunded in total (plan assets are less than projected benefit obligations) by $553 million at December 31, 2004. For AEP’s underfunded pension plans that had an accumulated benefit obligation in excess of plan assets, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of these plans at December 31, 2004 and 2003 were as follows:

	Underfunded Pension Plans
	2004	2003
	(in millions)
Projected Benefit Obligation	$2,978	$3,688
Accumulated Benefit Obligation	2,880	3,625
Fair Value of Plan Assets	2,406	3,180
Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets	474	445

A minimum pension liability is recorded for pension plans with an accumulated benefit obligation in excess of the fair value of plan assets. The minimum pension liability for the underfunded pension plans declined during 2004 and 2003, resulting in the following favorable changes, which do not affect earnings or cash flow:

	Decrease in Minimum Pension Liability
	2004	2003
	(in millions)
Other Comprehensive Income	$(92)	$(154)
Deferred Income Taxes	(52)	(75)
Intangible Asset	(3)	(5)
Other	(10)	13
Minimum Pension Liability	$(157)	$(221)

AEP intends to make additional discretionary contributions of approximately $100 million per quarter in 2005 to meet its goal of fully funding all qualified pension plans by the end of 2005.

19G

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

Actuarial Assumptions for Benefit Obligations:

The weighted-average assumptions as of December 31, used in the measurement of AEP’s benefit obligations are shown in the following tables:

	Pension Plans		Other Postretirement Benefit Plans
	2004	2003	2004	2003
	(in percentages)
Discount Rate	5.50	6.25	5.80	6.25
Rate of Compensation Increase	3.70	3.70	N/A	N/A

The method used to determine the discount rate that AEP utilizes for determining future benefit obligations was revised in 2004. Historically, it has been based on the Moody’s AA bond index which includes long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis was 6.25% at December 31, 2003 and would have been 5.75% at December 31, 2004. In 2004, AEP changed to a duration based method where a hypothetical portfolio of high quality corporate bonds was constructed with a duration similar to the duration of the benefit plan liability. The composite yield on the hypothetical bond portfolio was used as the discount rate for the plan. The discount rate at December 31, 2004 under this method was 5.50% for pension plans and 5.80% for other postretirement benefit plans.

The rate of compensation increase assumed varies with the age of the employee, ranging from 3.5% per year to 8.5% per year, with an average increase of 3.7%.

AEP Estimated Future Benefit Payments and Contributions:

Information about the expected cash flows for the pension (qualified and nonqualified) and other postretirement benefit plans is as follows:

	Pension Plans						Other Postretirement Benefit Plans
Employer Contributions	2005			2004			2005	2004
	(in millions)
Required Contributions (a)	$17			$31			N/A	N/A
Additional Discretionary Contributions	400	(b	)	200	(b	)	$142	$137

(a)	Contribution required to meet minimum funding requirement per the U.S. Department of Labor.
(b)	Contribution in 2004 and expected contribution in 2005 in excess of the required contribution to fully fund AEP’s qualified pension plans by the end of 2005.

The contribution to the pension fund is based on the minimum amount required by the U.S. Department of Labor or the amount of the pension expense for accounting purposes, whichever is greater, plus the additional discretionary contributions to fully fund the qualified pension plans. The contribution to the other postretirement benefit plans’ trust is generally based on the amount of the other postretirement benefit plans’ expense for accounting purposes and is provided for in agreements with state regulatory authorities.

19H

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

The table below reflects the total benefits expected to be paid from the plan or from AEP’s assets, including both AEP’s share of the benefit cost and the participants’ share of the cost, which is funded by participant contributions to the plan. Future benefit payments are dependent on the number of employees retiring, whether the retiring employees elect to receive pension benefits as annuities or as lump sum distributions, future integration of the benefit plans with changes to Medicare and other legislation, future levels of interest rates, and variances in actuarial results. The estimated payments for pension benefits and other postretirement benefits are as follows:

	Pension Plans	Other Postretirement Benefit Plans
	Pension Payments	Benefit Payments	Medicare Subsidy Receipts
	(in millions)
2005	$293	$115	$-
2006	302	122	(9)
2007	317	131	(10)
2008	327	140	(11)
2009	348	151	(12)
Years 2010 to 2014, in Total	1,847	867	(72)

Components of Net Periodic Benefit Cost:

The following table provides the components of AEP’s net periodic benefit cost (credit) for the plans for fiscal years 2004 and 2003:

	Pension Plans		Other Postretirement Benefit Plans
	2004	2003	2004	2003
	(in millions)
Service Cost	$86	$80	$41	$42
Interest Cost	228	233	117	130
Expected Return on Plan Assets	(292)	(318)	(81)	(64)
Amortization of Transition (Asset) Obligation	2	(8)	28	28
Amortization of Prior Service Cost	(1)	(1)	-	-
Amortization of Net Actuarial (Gain) Loss	17	11	36	52
Net Periodic Benefit Cost (Credit)	40	(3)	141	188
Capitalized Portion	(10)	(3)	(46)	(43)
Net Periodic Benefit Cost (Credit) Recognized as Expense	$30	$(6)	$95	$145

Net Pension Cost:

Our net periodic benefit cost for the pension plans for fiscal years 2004 and 2003 were $22.0 million and $12.4 million, respectively. Our net periodic benefit cost for the other postretirement benefit plans for fiscal years 2004 and 2003 were $27.2 million and $39.8 million, respectively.

19I

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

Actuarial Assumptions for Net Periodic Benefit Costs:

The weighted-average assumptions as of January 1, used in the measurement of AEP’s benefit costs are shown in the following tables:

	Pension Plans		Other Postretirement Benefit Plans
	2004	2003	2004	2003
	(in percentages)
Discount Rate	6.25	6.75	6.25	6.75
Expected Return on Plan Assets	8.75	9.00	8.35	8.75
Rate of Compensation Increase	3.70	3.70	N/A	N/A

The expected return on plan assets for 2004 was determined by evaluating historical returns, the current investment climate, rate of inflation, and current prospects for economic growth. After evaluating the current yield on fixed income securities as well as other recent investment market indicators, the expected return on plan assets was reduced to 8.75% for 2004. The expected return on other postretirement benefit plan assets (a portion of which is subject to capital gains taxes as well as unrelated business income taxes) was reduced to 8.35%.

The health care trend rate assumptions used for other postretirement benefit plans measurement purposes are shown below:

Health Care Trend Rates:	2004	2003
Initial	10.0%	10.0%
Ultimate	5.0%	5.0%
Year Ultimate Reached	2009	2008

Assumed health care cost trend rates have a significant effect on the amounts reported for the other postretirement benefit health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(in millions)
Effect on Total Service and Interest Cost Components of Net Periodic Postretirement Health Care Benefit Cost	$27	$(21)

Effect on the Health Care Component of the Accumulated Postretirement Benefit Obligation	302	(245)

Retirement Savings Plan

We participate in an AEP-sponsored defined contribution retirement savings plan eligible to substantially all non-United Mine Workers of America (UMWA) employees. This plan includes features under Section 401(k) of the Internal Revenue Code and provides for company matching contributions. The Company contributions to the plan are 75% of the first 6% of eligible employee compensation. Our cost for contributions to the retirement savings plans for fiscal years 2004 and 2003 were $19.2 million and $19.1 million, respectively.

19J

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

5. FINANCIAL INSTRUMENTS

The carrying amount of cash, other cash deposits, accounts receivable and accounts payable approximates fair value because of the short-term maturities of these instruments. The fair value of long-term debt, excluding advances from AEP, was $97.8 million and $51.2 million at December 31, 2004 and 2003, respectively. The balances are based on quoted market prices for similar issues and the current interest rates offered for debt of the same remaining maturities. The carrying amount for long-term debt was $90.0 million and $42.0 million at December 31, 2004 and 2003, respectively.

We are subject to market risk as a result of changes in interest rates primarily due to short-term and long-term borrowings used to fund our business operations. Our debt portfolio has fixed and variable interest rates with terms from one day to four years at December 31, 2004. A near term change in interest rates should not materially affect results of operations or financial position since we would not expect to liquidate our entire debt portfolio in a one year holding period.

6. INCOME TAXES

The details of income taxes are as follows:

	Year Ended December 31,
	2004	2003
	(in thousands)

Current, net	$(4,503)	$(9,923)
Deferred, net	4,494	7,293
Deferred Investment Tax Credits, net	(51)	(51)
Total Income Tax Credit	$(60)	$(2,681)

The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory rate, and the total amount of income taxes:

	Year Ended December 31,
	2004	2003
	(in thousands)
Net Income	$-	$-
Plus: Income Tax Credit	(60)	(2,681)
Pre-Tax Loss	$(60)	$(2,681)

Income Tax on Pre-Tax Loss at Statutory Rate (35%)	$(1)	$(938)
Increase (Decrease) in Income Tax Resulting From the Following Items:
Trust Owned Life Insurance	(269)	(3,230)
Corporate Owned Life Insurance	231	(188)
State and Local Income Taxes	(1,626)	1,876
Other	1,605	(201)
Total Income Tax Credit	$(60)	$(2,681)

Effective Income Tax Rate	N.M.	N.M.

N.M. = Not Meaningful

19K

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

The following table shows the elements of the net deferred tax asset and the significant temporary differences:

	December 31,
	2004	2003
	(in thousands)
Deferred Tax Assets	$117,256	$118,820
Deferred Tax Liabilities	(52,878)	(46,886)
Net Deferred Tax Assets	$64,378	$71,934

Property Related Temporary Differences	$(16,725)	$(11,395)
Deferred and Accrued Compensation	27,629	22,707
Capitalized Software Cost	(5,360)	(9,951)
Deferred Income Taxes on Other Comprehensive Income	41,175	44,220
Accrued Pension Expense	501	10,597
Accrued Vacation Pay	10,594	12,674
Post-Retirement Benefits	6,996	1,846
Deferred State Income Taxes	4,405	4,072
Amounts Due to Affiliates for Future Income Taxes	1,657	1,779
All Other, net	(6,494)	(4,615)
Net Deferred Tax Assets	$64,378	$71,934
We join in the filing of a consolidated federal income tax return with our affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the AEP System companies is in accordance with SEC rules under PUHCA. These rules permit the allocation of the benefit of current tax losses to the AEP System companies giving rise to them in determining their current tax expense. The tax loss of the AEP System parent company, AEP, is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

The AEP System has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. The AEP System has received Revenue Agent’s Reports from the IRS for the years 1991 through 1999, and has filed protests contesting certain proposed adjustments. Returns for the years 2000 through 2003 are presently being audited by the IRS.

Although the outcome of tax audits is uncertain, in management’s opinion, adequate provisions for income taxes have been made for potential liabilities resulting from such matters. In addition, we accrue interest on uncertain tax positions. Management is not aware of any issues for open tax years that upon final resolution are expected to have a material adverse effect on results of operations.

19L

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

7.  LEASES

Leases of structures, improvements, office furniture and miscellaneous equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

The components of lease rental expense are as follows:

	Year Ended December 31,
	2004	2003
	(in thousands)
Lease Payments on Operating Leases	$18,380	$30,515
Amortization of Capital Leases	20,253	21,165
Interest on Capital Leases	2,493	1,974
Total Lease Rental Expense	$41,126	$53,654

Property under capital leases and related obligations recorded on the Balance Sheets is as follows:

	December 31,
	2004	2003
	(in thousands)
Property Under Capital Leases
Structures and Improvements	$11,750	$11,754
Office Furniture and Miscellaneous Equipment	83,889	61,938
Total Property Under Capital Leases	95,639	73,692
Accumulated Amortization	28,404	36,787
Net Property Under Capital Leases	$67,235	$36,905

Obligations Under Capital Leases*
Noncurrent Liability	$46,849	$22,373
Liability Due Within One Year	20,253	14,513
Total Obligations Under Capital Leases	$67,102	$36,886

* Represents the present value of future minimum lease payments.

19M

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

Property under operating leases and related obligations is not included in the Balance Sheets.

Future minimum lease payments consisted of the following at December 31, 2004:

	Capital Leases	Operating Leases
	(in thousands)
2005	$22,959	$11,266
2006	20,105	5,316
2007	15,834	4,030
2008	7,848	2,813
2009	1,948	1,431
Later Years	10,499	9,069
Total Future Minimum Lease Rentals	79,193	$33,925
Less Estimated Interest Element	12,091
Estimated Present Value of Future Minimum Lease Rentals	$67,102

8. LONG-TERM DEBT

Long-term debt was outstanding as follows:

	Interest	December 31,
	Rate	2004	2003
		(in thousands)
Mortgage Notes:
Series E (a)	9.60%	$40,000	$42,000

Notes Payable to Parent Company:
Due May 15, 2006	3.32%	50,000	-
		90,000	42,000
Less Portion Due Within One Year		2,000	2,000
Total		$88,000	$40,000

(a)	Due in annual installments of $2.0 million until 2007 and the balance in December 2008.

Long-term debt outstanding at December 31, 2004 is payable as follows:

Principal Amount
(in thousands)
2005	$2,000
2006	52,000
2007	2,000
2008	34,000
2009	-
Total	$90,000

19N

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

9.  SEGMENT INFORMATION

We have one reportable segment. We provide certain managerial and professional services including administrative and engineering services. For the years ended December 31, 2004 and 2003, all of our revenues are derived from managerial and professional services including administrative and engineering services in the United States.

10. SHORT-TERM DEBT BORROWINGS

The AEP System uses its corporate borrowing program to meet the short-term borrowing needs of its subsidiaries. The corporate borrowing program includes a Utility Money Pool, which was established to fund AEP’s utility subsidiaries. The AEP System corporate borrowing program operates in accordance with the terms and conditions outlined by the SEC. We participate in the Utility Money Pool. The operation of the Utility Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Utility Money Pool, reducing the amount of external funds AEP needs to borrow to meet the short-term cash requirements of other participants with advances from the Utility Money Pool. AEP borrows the funds as needed to meet the net cash requirements of the Utility Money Pool participants.

For our advances to and borrowings from the Utility Money Pool, we include interest income in Other Deductions, Net and interest expense in Interest Charges. We received interest income of $0.4 million and $0 for loans made to the money pool in 2004 and 2003, respectively. We incurred interest expense of $0.4 million and $1.1 million for amounts borrowed from the Utility Money Pool in 2004 and 2003, respectively.

At December 31, 2004, our net outstanding loan to the Utility Money Pool was $29.2 million. At December 31, 2003, our net outstanding borrowings from the Utility Money Pool was $117.1 million. We report our position as the lender and borrower of funds with the Utility Money Pool as Advances to Affiliates and Advances from Affiliates on our Balance Sheets, respectively.

Additional information for the year ended December 31, 2004 for our borrowings from and loans to the Utility Money Pool is summarized in the following table:

(in millions)
Maximum Borrowings from Utility Money Pool	$123
Maximum Loans to Utility Money Pool	117
Average Borrowings from Utility Money Pool	46
Average Loans to Utility Money Pool	57
(in percentages)
Maximum Interest Rate for Funds Borrowed from Utility Money Pool	1.92
Minimum Interest Rate for Funds Borrowed from Utility Money Pool	0.89
Maximum Interest Rate for Funds Loaned to Utility Money Pool	2.24
Minimum Interest Rate for Funds Loaned to Utility Money Pool	0.94
Average Interest Rate for Funds Borrowed from Utility Money Pool	1.36
Average Interest Rate for Funds Loaned to Utility Money Pool	1.84

11.  ASSET IMPAIRMENTS

In the fourth quarter of 2002, we began to market an under-utilized office building in Dallas, Texas obtained through the merger with CSW in June 2000. In 2003, we recorded a pretax impairment of $6.4 million in Asset Impairments in our Statements of Operations based on market data.

In June 2004, we entered into negotiations to sell the Dallas office building. An additional pretax impairment of $2.5 million was recorded in Asset Impairments during the second quarter of 2004 to write down the value of the office building to the current estimated sales price, less estimated selling expenses. In October 2004, AEP completed the sale of the Dallas office building for $7.5 million, before closing adjustments, and we recorded an additional impairment of $2.0 million. The property asset of $12.4 million at December 31, 2003 has been classified on our Balance Sheets as Assets Held for Sale.

19O

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XV - COMPARATIVE INCOME STATEMENT
(In Thousands)

ACCOUNT	DESCRIPTION	CURRENT	PRIOR
		YEAR	YEAR
	INCOME
454	Rents from electric properties - NAC	$177	$282
456	Other electric revenues	-	35
457	Services rendered to associate companies	1,112,655	1,104,701
458	Services rendered to non associate companies	4,033	6,358
419	Interest income - other	432	25
421	Miscellaneous income or loss	1,821	1,832
	TOTAL INCOME	1,119,118	1,113,233

	EXPENSES
500-559	Power production	185,398	148,606
560-579	Transmission	36,696	34,519
580-599	Distribution	60,789	52,908
780-860	Trading	467	612
901-903	Customer accounts expense	129,468	113,428
904	Uncollectible - miscellaneous receivables	262	231
905	Miscellaneous customer accounts	534	707
906-917	Customer service & information	9,433	12,607
920	Salaries and wages	303,956	300,421
921	Office supplies and expenses	40,346	70,605
922	Administrative expense transferred - credit	(318,177)	(276,594)
923	Outside services employed	46,161	43,374
924	Property insurance	203	217
925	Injuries and damages	4,754	7,988
926	Employee pensions and benefits	117,292	97,056
928	Regulatory commission expense	1,024	-
930.1	General advertising expenses	2,840	2,174
930.2	Miscellaneous general expenses	7,060	7,370
931	Rents	69,434	76,307
935	Maintenance of structures and equipment	51,402	30,278
403-405	Depreciation and amortization expense	8,943	8,618
408	Taxes other than income taxes	40,891	40,228
409	Income taxes	(4,503)	34,307
410	Provision for deferred income taxes	51,550	113,850
411	Provision for deferred income taxes - credit	(47,107)	(150,838)
411.7	Loss from disposition of plant	4,532	6,399
416	Expense - sports lighting	942	760
417	Administrative - business venture	111	132
418	Non-operating rental income	100	522
426.1	Donations	8,615	2,952
426.3 - 426.5	Other deductions	6,118	5,853
427	Interest on long-term debt	5,299	4,850
428	Amortization of debt discount and expense	427	427
430	Interest on debt to associate companies	389	1,079
431	Other interest expense	1,310	937
432	Borrowed funds - construction - credit	(613)	(2,172)
	TOTAL EXPENSE - INCOME STATEMENT	826,346	790,718

	COST OF SERVICE - BALANCE SHEET
107	Construction work in progress	200,225	237,572
108	Retirement work in progress	5,619	4,173
121	Nonutility property	1	19
122	Depreciation and amortization of nonutility property	73	55
124	Investments	79	53
151	Fuel stock	3,225	2,938
152	Fuel stock expense undistributed	15,587	9,481
163	Stores expense undistributed	18,142	12,977
182	Regulatory Assets	1,804	625
184	Clearing accounts	16	-
186	Miscellaneous deferred debits	28,016	37,243
188	Research, development, or demonstration expenses	18,342	17,379
228	Mine closure costs	2	-
242	Reclamation liability	1,641	-
	TOTAL COST OF SERVICE - BALANCE SHEET	292,772	322,515

	NET INCOME OR (LOSS)	$-	$-

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

ANALYSIS OF BILLING - ASSOCIATE COMPANIES - ACCOUNT 457
(In Thousands)

	DIRECT	INDIRECT	COMPENSATION	TOTAL
	COSTS	COSTS	FOR USE	AMOUNT
NAME OF ASSOCIATE COMPANY	CHARGED	CHARGED	OF CAPITAL	BILLED
	457 .1	457 .2	457 .3

AEP Acquisition L.L.C.	$4	$1	$-	$5
AEP C&I Company LLC	64	8	-	72
AEP Coal Co.	1,214	311	-	1,525
AEP Coal Marketing LLC	554	100	-	654
AEP Communications, Inc.	18	3	-	21
AEP Communications, LLC	854	134	1	989
AEP Credit, Inc.	411	128	-	539
AEP Delaware Investment Company	7	2	-	9
AEP Delaware Investment Company II	5	2	-	7
AEP Desert Sky GP, LLC	2	-	-	2
AEP Desert Sky LP, LLC	531	107	1	639
AEP Elmwood LLC	355	12	-	367
AEP EmTech LLC	2,117	464	1	2,582
AEP Energy Services Gas Holding Company	919	187	-	1,106
AEP Energy Services Gas Holdings II LLC	2	1	-	3
AEP Energy Services Investments, Inc.	41	10	-	51
AEP Energy Services Limited	2,547	454	6	3,007
AEP Energy Services UK Generation Limited	19	1	-	20
AEP Fiber Venture, LLC	1	-	-	1
AEP Gas Power GP, LLC	27	6	-	33
AEP Gas Power System GP, LLC	1	-	-	1
AEP Generating Company	1,439	274	1	1,714
AEP Kentucky Coal, LLC	1,399	302	-	1,701
AEP Investments, Inc.	205	59	-	264
AEP MEMCo LLC	1,102	79	-	1,181
AEP Nonutility Funding LLC	7	1	-	8
AEP Power Marketing, Inc.	1	-	-	1
AEP Pro Serv, Inc.	5,754	1,070	12	6,836
AEP Pushan Power, LDC	81	10	-	91
AEP Resources Australia Holdings Pty, Ltd	2	1	-	3
AEP Resources, Inc.	2,142	579	1	2,722
AEP System Pool	48,326	8,758	-	57,084
AEP T & D Services , LLC	475	77	-	552
AEP Texas Central Company	99,838	19,967	64	119,869
AEP Texas Commercial & Industrial Retail GP, LLC	12	1	-	13
AEP Texas Commercial & Industrial Retail Limited Parnership	479	107	-	586
AEP Texas North Company	33,416	6,574	24	40,014
AEP Texas POLR, LLC	7	1	-	8
AEP Transportation LLC	1	-	-	1
AEP Utilities, Inc.	458	96	-	554
AEP Utility Funding LLC	294	50	-	344
AEP Wind Energy, LLC	342	93	-	435
AEP Wind Holding, LLC	789	171	1	961
AEPES General and Administrative	12,277	2,336	20	14,633
AEPR Ohio, LLC	1,197	372	3	1,572
AEPSC Revenue Adjustment	(44)	-	-	(44)
American Electric Power Company, Inc.	8,235	1,411	5	9,651
Appalachian Power Company	171,409	36,713	99	208,221
Blackhawk Coal Company	6	3	-	9
C3 Communications, Inc.	79	17	1	97
Cardinal Operating Company	14,451	2,703	10	17,164
Cedar Coal Co.	2	1	-	3
Central Appalachian Coal Company	2	-	-	2
Central Coal Company	2	-	-	2

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

ANALYSIS OF BILLING - ASSOCIATE COMPANIES - ACCOUNT 457
(In Thousands)

	DIRECT	INDIRECT	COMPENSATION	TOTAL
	COSTS	COSTS	FOR USE	AMOUNT
NAME OF ASSOCIATE COMPANY	CHARGED	CHARGED	OF CAPITAL	BILLED
	457 .1	457 .2	457 .3

Colomet, Inc.	$16	$3	$-	$19
Columbus Southern Power Company	79,094	17,419	51	96,564
Conesville Coal Preparation Company	313	37	-	350
CSW Energy Services, Inc.	322	100	-	422
CSW Energy, Inc.	4,351	952	3	5,306
CSW International, Inc.	56	23	-	79
CSW Power Marketing, Inc.	28	5	-	33
CSW Services International Inc.	117	20	-	137
Desert Sky Wind Farm LP	166	21	-	187
Diversified Energy Contractors Company, LLC	10	3	-	13
Dolet Hills Lignite Company, LLC	1,743	200	-	1,943
Franklin Real Estate Company	2	1	-	3
Houston Pipe Line Company LP	5,112	467	-	5,579
Houston Pipe Line Company, LLC	60	1	-	61
HPL GP, LLC	4	1	-	5
HPL Holdings, Inc	2	1	-	3
Indiana Michigan Power Company	100,325	23,745	67	124,137
Jefferson Island Storage & Hub L. L. C.	220	63	-	283
Kentucky Power Company	27,747	6,102	19	33,868
Kingsport Power Company	3,494	976	2	4,472
LIG Chemical Company	1	1	-	2
LIG Liquids Company, LLC	30	2	-	32
LIG Pipeline Company	14	-	-	14
Louisiana Intrastate Gas Company, L.L.C	663	73	-	736
Memco Consolidated	16	4	-	20
Mutual Energy L..L.C.	40	7	-	47
Mutual Energy SWEPCO L. P.	112	26	-	138
Nuvest, L.L.C.	319	102	-	421
Ohio Power Company	143,152	29,372	87	172,611
POLR Power, L. P.	36	12	-	48
Public Service Company of Oklahoma	61,786	11,266	40	73,092
Rep General Partner L.L.C.	110	22	-	132
Rep Holdco Inc.	127	34	-	161
Simco, Inc.	5	2	-	7
Snowcap Coal Company, Inc.	10	3	-	13
Southern Appalachian Coal Company	1	1	-	2
Southwestern Electric Power Company	73,118	14,243	50	87,411
Sweeny Cogeneration LP	18	3	-	21
Trent Wind Farm LP	236	37	-	273
United Sciences Testing, Inc,	1,416	140	1	1,557
Ventures Lease Co., LLC	199	23	-	222
Wheeling Power Company	3,485	859	2	4,346

TOTALS	$921,954	$190,129	$572	$1,112,655

21A

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

ANALYSIS OF BILLING - NONASSOCIATE COMPANIES - ACCOUNT 458
(In Thousands)

NAME OF NONASSOCIATE COMPANY	DIRECT COST CHARGED	INDIRECT COST CHARGED	COMPENSATION OF CAPITAL	TOTAL COST	EXCESS OR DEFICIENCY	TOTAL AMUNT BILLED
	458.1	458.2	458.3		458.4

Bridgeco	$(3)	$-	$-	$(3)	$-	$(3)
Cinergy	54	3	-	57	-	57
CLECO	9	-	-	9	-	9
CG&E/Zimmer Services Agreement	15	-	-	15	-	15
Dayton Power & Light	112	5	-	117	-	117
Indiana Kentucky Electric Corporation	1,225	70	-	1,295	-	1,295
Ohio Valley Electric Company	1,686	576	-	2,262	-	2,262
Sempra Energy QSE & TSA Trans	247	34	-	281	-	281

TOTALS	$3,345	$688	$-	$4,033	$-	$4,033

Instruction: Provide a brief description of the services rendered to each nonassociate company: Engineering, Computer and Environmental Laboratory services.

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
(In Thousands)

Instruction: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		ASSOCIATE COMPANY CHARGES
		DIRECT	INDIRECT
ACCOUNT	DESCRIPTION OF ITEMS	COST	COST	TOTAL
COST OF SERVICE - INCOME STATEMENT
454	Rents from electric properties - NAC	$(177)	$-	$(177)
456	Other electric revenues	-	-	-
421	Miscellaneous income or loss	(1,809)	(12)	(1,821)
500-559	Power production	150,724	33,317	184,041
560-579	Transmission	30,178	6,412	36,590
580-599	Distribution	44,536	16,253	60,789
750-867	Trading	467	-	467
901-903	Customer accounts expense	88,972	40,496	129,468
904	Uncollectible - Misc. Receivable	262	-	262
905	Customer assistance	330	204	534
906-917	Customer service & information	6,313	3,120	9,433
920	Salaries and wages	260,693	42,462	303,155
921	Office supplies and expenses	39,866	442	40,308
922	Administrative expense transferred - credit	(318,218)	4	(318,214)
923	Outside service employed	39,321	6,311	45,632
924	Property insurance	203	-	203
925	Injuries and damages	4,686	68	4,754
926	Employee pensions and benefits	117,185	107	117,292
928	Regulatory commission expense	907	117	1,024
930.1	General advertising expense	2,743	97	2,840
930.2	Miscellaneous general expense	6,183	877	7,060
931	Rents	69,433	1	69,434
935	Maintenance of structures and equipment	51,364	38	51,402
403-405	Depreciation and amortization expense	8,943	-	8,943
408	Taxes other than income taxes	40,891	-	40,891
409	Income taxes	(4,503)	-	(4,503)
410	Provision for deferred income taxes	51,550	-	51,550
411	Provision for deferred income taxes - credit	(47,107)	-	(47,107)
411.7	Loss from Disposition of Plant	4,532	-	4,532
416	Sports lighting	699	243	942
417	Administrative - business venture	92	19	111
418	Non-Operating rental income	100	-	100
419	Interest income - other	(432)	-	(432)
426.1	Donations	8,353	262	8,615
426.3-426.5	Other deductions	5,763	355	6,118
427	Interest on long-term debt	5,299	-	5,299
428	Amortization of debt discount and expense	427	-	427
430	Interest on debt to associate companies	389	-	389
431	Other interest expense	1,310	-	1,310
432	Borrowed funds - construction - credit	(613)	-	(613)
TOTAL COST OF SERVICE - INCOME STATEMENT		669,855	151,193	821,048

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
(In Thousands)

Instruction: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		ASSOCIATE COMPANY CHARGES
		DIRECT	INDIRECT
ACCOUNT	DESCRIPTION OF ITEMS	COST	COST	TOTAL
COST OF SERVICE - BALANCE SHEET
107	Construction work in progress	171,227	28,787	200,014
108	Retirement work in progress	4,347	1,272	5,619
121	Non-Utility Property	1	-	1
122	Depreciation & amortization of non-utility property	71	2	73
124	Investments	75	4	79
151	Fuel stock	2,882	342	3,224
152	Fuel stock expense undistributed	11,328	3,342	14,670
163	Stores expense undistributed	17,470	672	18,142
182	Regulatory assets	1,789	15	1,804
184	Clearing accounts	(14)	15	1
186	Miscellaneous deferred debits	25,903	2,092	27,995
188	Research, development, or demonstration expense	16,251	2,091	18,342
228	Mine Closure Costs	2	-	2
242	Reclamation Liability - Curr	1,339	302	1,641
TOTAL COST OF SERVICE - BALANCE SHEET		252,671	38,936	291,607

TOTAL COST OF SERVICE		$922,526	$190,129	$1,112,655

23A

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
(In Thousands)

Instruction: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

NONASSOCIATE COMPANY CHARGES
		DIRECT	INDIRECT
ACCOUNT	DESCRIPTION OF ITEMS	COST	COST	TOTAL
COST OF SERVICE - INCOME STATEMENT
454	Rents from electric properties - NAC	$-	$-	$-
456	Other electric revenues	-	-	-
421	Miscellaneous income or loss	-	-	-
500-559	Power production	1,175	182	1,357
560-579	Transmission	94	12	106
580-599	Distribution	-	-	-
750-867	Trading	-	-	-
901-903	Customer accounts expense	-	-	-
904	Uncollectible - Misc. Receivable	-	-	-
905	Customer assistance	-	-	-
906-917	Customer service & information	-	-	-
920	Salaries and wages	645	156	801
921	Office supplies and expenses	37	1	38
922	Administrative expense transferred - credit	37	-	37
923	Outside service employed	505	24	529
924	Property insurance	-	-	-
925	Injuries and damages	-	-	-
926	Employee pensions and benefits	-	-	-
928	Regulatory commission expense	-	-	-
930.1	General advertising expense	-	-	-
930.2	Miscellaneous general expense	-	-	-
931	Rents	-	-	-
935	Maintenance of structures and equipment	-	-	-
403-405	Depreciation and amortization expense	-	-	-
408	Taxes other than income taxes	-	-	-
409	Income taxes	-	-	-
410	Provision for deferred income taxes	-	-	-
411	Provision for deferred income taxes - credit	-	-	-
411.7	Loss from Disposition of Plant	-	-	-
416	Sports lighting	-	-	-
417	Administrative - business venture	-	-	-
418	Non-Operating rental income	-	-	-
419	Interest income - other	-	-	-
426.1	Donations	-	-	-
426.3-426.5	Other deductions	-	-	-
427	Interest on long-term debt	-	-	-
428	Amortization of debt discount and expense	-	-	-
430	Interest on debt to associate companies	-	-	-
431	Other interest expense	-	-	-
432	Borrowed funds - construction - credit	-	-	-
TOTAL COST OF SERVICE - INCOME STATEMENT		2,493	375	2,868

23B

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
(In Thousands)

Instruction: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		NONASSOCIATE COMPANY CHARGES
		DIRECT	INDIRECT
ACCOUNT	DESCRIPTION OF ITEMS	COST	COST	TOTAL
COST OF SERVICE - BALANCE SHEET
107	Construction work in progress	144	67	211
108	Retirement work in progress	-	-	-
121	Non-Utility Property	-	-	-
122	Depreciation & amortization of non-utility property	-	-	-
124	Investments	-	-	-
151	Fuel stock	1	-	1
152	Fuel stock expense undistributed	674	243	917
163	Stores expense undistributed	-	-	-
182	Regulatory assets	-	-	-
184	Clearing accounts	15	-	15
186	Miscellaneous deferred debits	18	3	21
188	Research, development, or demonstration expense	-	-	-
228	Mine Closure Costs	-	-	-
242	Reclamation Liability - Curr	-	-	-
TOTAL COST OF SERVICE - BALANCE SHEET		852	313	1,165

TOTAL COST OF SERVICE		$3,345	$688	$4,033

23C

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
(In Thousands)

Instruction: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		TOTAL CHARGES FOR SERVICE
		DIRECT	INDIRECT
ACCOUNT	DESCRIPTION OF ITEMS	COST	COST	TOTAL
COST OF SERVICE - INCOME STATEMENT
454	Rents from electric properties - NAC	$(177)	$-	$(177)
456	Other electric revenues	-	-	-
421	Miscellaneous income or loss	(1,809)	(12)	(1,821)
500-559	Power production	151,899	33,499	185,398
560-579	Transmission	30,272	6,424	36,696
580-599	Distribution	44,536	16,253	60,789
750-867	Trading	467	-	467
901-903	Customer accounts expense	88,972	40,496	129,468
904	Uncollectible - Misc. Receivable	262	-	262
905	Customer assistance	330	204	534
906-917	Customer service & information	6,313	3,120	9,433
920	Salaries and wages	261,338	42,618	303,956
921	Office supplies and expenses	39,903	443	40,346
922	Administrative expense transferred - credit	(318,181)	4	(318,177)
923	Outside service employed	39,826	6,335	46,161
924	Property insurance	203	-	203
925	Injuries and damages	4,686	68	4,754
926	Employee pensions and benefits	117,185	107	117,292
928	Regulatory commission expense	907	117	1,024
930.1	General advertising expense	2,743	97	2,840
930.2	Miscellaneous general expense	6,183	877	7,060
931	Rents	69,433	1	69,434
935	Maintenance of structures and equipment	51,364	38	51,402
403-405	Depreciation and amortization expense	8,943	-	8,943
408	Taxes other than income taxes	40,891	-	40,891
409	Income taxes	(4,503)	-	(4,503)
410	Provision for deferred income taxes	51,550	-	51,550
411	Provision for deferred income taxes - credit	(47,107)	-	(47,107)
411.7	Loss from Disposition of Plant	4,532	-	4,532
416	Sports lighting	699	243	942
417	Administrative - business venture	92	19	111
418	Non-Operating rental income	100	-	100
419	Interest income - other	(432)	-	(432)
426.1	Donations	8,353	262	8,615
426.3-426.5	Other deductions	5,763	355	6,118
427	Interest on long-term debt	5,299	-	5,299
428	Amortization of debt discount and expense	427	-	427
430	Interest on debt to associate companies	389	-	389
431	Other interest expense	1,310	-	1,310
432	Borrowed funds - construction - credit	(613)	-	(613)
TOTAL COST OF SERVICE - INCOME STATEMENT		672,348	151,568	823,916

23D

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
(In Thousands)

Instruction: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		TOTAL CHARGES FOR SERVICE
		DIRECT	INDIRECT
ACCOUNT	DESCRIPTION OF ITEMS	COST	COST	TOTAL
COST OF SERVICE - BALANCE SHEET
107	Construction work in progress	171,371	28,854	200,225
108	Retirement work in progress	4,347	1,272	5,619
121	Non-Utility Property	1	-	1
122	Depreciation & amortization of non-utility property	71	2	73
124	Investments	75	4	79
151	Fuel stock	2,883	342	3,225
152	Fuel stock expense undistributed	12,002	3,585	15,587
163	Stores expense undistributed	17,470	672	18,142
182	Regulatory assets	1,789	15	1,804
184	Clearing accounts	1	15	16
186	Miscellaneous deferred debits	25,921	2,095	28,016
188	Research, development, or demonstration expense	16,251	2,091	18,342
228	Mine Closure Costs	2	-	2
242	Reclamation Liability - Curr	1,339	302	1,641
TOTAL COST OF SERVICE - BALANCE SHEET		253,523	39,249	292,772

TOTAL COST OF SERVICE		$925,871	$190,817	$1,116,688

23E

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
(In Thousands)

Instruction: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

				DEPARTMENT OR SERVICE FUNCTION
						COMMERCIAL
		TOTAL		AUDIT	COMMERCIAL	BUS.
ACCOUNT	DESCRIPTION OF ITEMS	AMOUNT	OVERHEAD	SERVICES	ANALYSIS	SERVICES

454	Rents from electric properties - NAC	$(177)	$-	$-	$-	$-
456	Other electric revenues	-	-	-	-	-
419	Interest income - other	(432)	-	-	-	-
421	Miscellaneous income or loss	(1,821)	(12)	-	-	-
500-559	Power production	185,398	33,499	43	1,723	6,993
560-579	Transmission	36,696	6,424	-	-	-
580-599	Distribution	60,789	16,253	-	-	-
780-860	Trading	467	-	-	-	-
901-903	Customer accounts expense	129,468	40,496	-	-	-
904	Uncollectible - Misc. Receivable	262	-	-	-	1
905	Miscellaneous customer accounts	534	204	-	-	-
906-917	Customer service & information	9,433	3,120	-	-	-
920	Salaries and wages	303,956	42,618	5,065	551	1,897
921	Office supplies and expenses	40,346	443	344	43	28
922	Administrative expense transferred - credit	(318,177)	4	1,095	151	2,845
923	Outside services employed	46,161	6,335	504	(38)	(48)
924	Property insurance	203	-	-	-	-
925	Injuries and damages	4,754	68	-	-	-
926	Employee pensions and benefits	117,292	107	14	8	16
928	Regulatory commission expense	1,024	117	-	44	28
930.1	General advertising expenses	2,840	97	-	-	-
930.2	Miscellaneous general expenses	7,060	877	22	10	2
931	Rents	69,434	1	1	1	3
935	Maintenance of structures and equipment	51,402	38	-	-	-
403-405	Depreciation and amortization expense	8,943	-	-	-	-
408	Taxes other than income taxes	40,891	-	244	158	464
409	Income taxes	(4,503)	-	-	-	-
410	Provision for deferred income taxes	51,550	-	-	-	-
411	Provision for deferred income taxes - credit	(47,107)	-	-	-	-
411.7	Loss from disposition of plant	4,532	-	-	-	-
416	Expense - sports lighting	942	243	-	-	-
417	Administrative - business venture	111	19	-	-	-
418	Non-Operating rental income	100	-	-	-	-
426.1	Donations	8,615	262	5	-	-
426.3 - 426.5	Other deductions	6,118	355	-	2	-
427	Interest on long-term debt	5,299	-	-	-	-
428	Amortization of debt discount and expense	427	-	-	-	-
430	Interest on debt to associate companies	389	-	-	-	-
431	Other interest expense	1,310	-	-	-	-
432	Borrowed funds - construction - credit	(613)	-	-	-	-
107	Construction work in progress	200,225	28,854	75	1,002	225
108	Retirement work in progress	5,619	1,272	-	-	-
121	Nonutility Property	1	-	-	-	-
122	Depr & Amort of Nonutil Prop	73	2	-	-	-
124	Investments	79	4	-	-	-
151	Fuel stock	3,225	342	-	-	-
152	Fuel stock expense undistributed	15,587	3,585	1	43	1,109
163	Stores expense undistributed	18,142	672	-	-	-
182	Regulatory Assets	1,804	15	-	-	-
184	Clearing accounts	16	15	-	-	-
186	Miscellaneous deferred debits	28,016	2,095	-	8,609	989
188	Research, development, or demonstration expenses	18,342	2,091	-	265	407
228	Mine Closure Costs	2	-	-	-	-
242	Reclamation Liability - Curr	1,641	302	-	-	-
	TOTAL COST OF SERVICE	$1,116,688	$190,817	$7,413	$12,572	$14,959

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
(In Thousands)

Instruction: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
			CORP.
			ACCTG.,			CORPORATE
		COMMERCIAL	PLAN. &	CORPORATE	CORPORATE	PLAN. &
ACCOUNT	DESCRIPTION OF ITEMS	OPERATIONS	STRAT.	ACCOUNTING	COMMUN.	BUDG.

454	Rents from electric properties - NAC	$-	$-	$-	$-	$-
456	Other electric revenues	-	-	-	-	-
419	Interest income - other	-	-	-	-	-
421	Miscellaneous income or loss	-	-	(1)	-	-
500-559	Power production	10,055	-	1,437	-	2
560-579	Transmission	221	-	10	-	1
580-599	Distribution	-	-	2	-	-
780-860	Trading	-	-	-	-	-
901-903	Customer accounts expense	-	-	3,092	-	3
904	Uncollectible - Misc. Receivable	-	-	-	-	-
905	Miscellaneous customer accounts	-	-	-	-	-
906-917	Customer service & information	-	1	(2)	419	-
920	Salaries and wages	910	93	31,033	6,942	12,096
921	Office supplies and expenses	166	57	1,204	990	249
922	Administrative expense transferred - credit	6,778	896	(298,841)	2,423	5,020
923	Outside services employed	(112)	(40)	3,217	1,226	260
924	Property insurance	-	-	-	-	-
925	Injuries and damages	-	-	1	-	-
926	Employee pensions and benefits	7	-	154	985	27
928	Regulatory commission expense	-	-	11	-	-
930.1	General advertising expenses	-	-	1	2,695	-
930.2	Miscellaneous general expenses	168	10	2	94	130
931	Rents	5	-	132	42	4
935	Maintenance of structures and equipment	-	-	(31)	-	-
403-405	Depreciation and amortization expense	-	-	-	-	-
408	Taxes other than income taxes	137	15	3,283	397	607
409	Income taxes	-	-	(4,503)	-	-
410	Provision for deferred income taxes	-	-	51,550	-	-
411	Provision for deferred income taxes - credit	-	-	(47,107)	-	-
411.7	Loss from disposition of plant	-	-	-	-	-
416	Expense - sports lighting	-	-	40	-	-
417	Administrative - business venture	-	-	(1)	-	-
418	Non-Operating rental income	-	-	-	-	-
426.1	Donations	2	-	2	27	-
426.3 - 426.5	Other deductions	2	11	15	491	-
427	Interest on long-term debt	-	-	-	-	-
428	Amortization of debt discount and expense	-	-	-	-	-
430	Interest on debt to associate companies	-	-	(1)	-	-
431	Other interest expense	-	-	778	-	-
432	Borrowed funds - construction - credit	-	-	-	-	-
107	Construction work in progress	521	-	2,103	73	462
108	Retirement work in progress	-	-	(2)	-	-
121	Nonutility Property	-	-	-	-	-
122	Depr & Amort of Nonutil Prop	-	-	-	-	-
124	Investments	-	-	-	-	-
151	Fuel stock	-	-	(1)	-	-
152	Fuel stock expense undistributed	9	-	1,419	-	-
163	Stores expense undistributed	-	-	390	-	-
182	Regulatory Assets	3	-	52	218	26
184	Clearing accounts	-	-	-	-	-
186	Miscellaneous deferred debits	46	(1)	87	45	-
188	Research, development, or demonstration expenses	-	-	1	-	11
228	Mine Closure Costs	-	-	-	-	-
242	Reclamation Liability - Curr	-	-	84	-	-
	TOTAL COST OF SERVICE	$18,918	$1,042	$(250,390)	$17,067	$18,898

24A

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
(In Thousands)

Instruction: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
		CUSTOMER		ENERGY	ENER. DELIV. &	ENERGY
ACCOUNT	DESCRIPTION OF ITEMS	OPERATIONS	DISTRIBUTION	DELIVERY	EXT.AFFAIRS	MARKETING

454	Rents from electric properties - NAC	$-	$-	$-	$-	$-
456	Other electric revenues	-	-	-	-	-
419	Interest income - other	-	-	-	-	-
421	Miscellaneous income or loss	(673)	(3)	-	-	-
500-559	Power production	103	1	-	196	8,724
560-579	Transmission	146	100	1,198	196	-
580-599	Distribution	2,626	30,532	297	91	-
780-860	Trading	-	-	-	-	-
901-903	Customer accounts expense	85,179	77	75	228	-
904	Uncollectible - Misc. Receivable	3	-	3	-	-
905	Miscellaneous customer accounts	325	-	-	-	-
906-917	Customer service & information	4,497	-	-	63	-
920	Salaries and wages	3,279	458	2,246	3,599	2,055
921	Office supplies and expenses	674	524	526	519	128
922	Administrative expense transferred - credit	55,485	48,134	6,420	959	1,523
923	Outside services employed	(240)	(932)	2,437	-	93
924	Property insurance	-	-	-	-	-
925	Injuries and damages	-	119	-	-	-
926	Employee pensions and benefits	144	31	-	5	-
928	Regulatory commission expense	1	-	-	-	-
930.1	General advertising expenses	-	-	-	-	1
930.2	Miscellaneous general expenses	152	30	102	46	-
931	Rents	24	21	8	-	1
935	Maintenance of structures and equipment	49	44	-	-	-
403-405	Depreciation and amortization expense	-	-	-	-	-
408	Taxes other than income taxes	4,122	2,081	119	221	486
409	Income taxes	-	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-	-
411	Provision for deferred income taxes - credit	-	-	-	-	-
411.7	Loss from disposition of plant	-	-	-	-	-
416	Expense - sports lighting	658	-	-	-	-
417	Administrative - business venture	-	-	-	-	-
418	Non-Operating rental income	-	-	-	-	-
426.1	Donations	-	-	8	115	-
426.3 - 426.5	Other deductions	13	21	27	284	(5)
427	Interest on long-term debt	-	-	-	-	-
428	Amortization of debt discount and expense	-	-	-	-	-
430	Interest on debt to associate companies	-	-	-	-	-
431	Other interest expense	-	-	-	-	-
432	Borrowed funds - construction - credit	-	-	-	-	-
107	Construction work in progress	884	9,846	55	-	-
108	Retirement work in progress	2	703	1	-	-
121	Nonutility Property	-	-	-	-	-
122	Depr & Amort of Nonutil Prop	-	-	-	-	-
124	Investments	-	-	-	-	-
151	Fuel stock	-	-	-	2	-
152	Fuel stock expense undistributed	-	-	-	-	31
163	Stores expense undistributed	-	39	-	-	-
182	Regulatory Assets	7	26	-	1	-
184	Clearing accounts	-	-	-	-	-
186	Miscellaneous deferred debits	52	418	5,566	-	-
188	Research, development, or demonstration expenses	-	148	44	-	67
228	Mine Closure Costs	-	-	-	-	-
242	Reclamation Liability - Curr	-	-	-	-	-
TOTAL COST OF SERVICE		$157,512	$92,418	$19,132	$6,525	$13,104

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
(In Thousands)

Instruction: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION

		EXECUTIVE	FUEL & LOG.	FUEL, EMISSIONS &	GBS SVP BUS.	GENERAL
ACCOUNT	DESCRIPTION OF ITEMS	GROUP	ADMIN.	LOGISTICS	SERVICES	SERVICES

454	Rents from electric properties - NAC	$-	$-	$-	$-	$(177)
456	Other electric revenues	-	-	-	-	-
419	Interest income - other	(8)	-	-	-	-
421	Miscellaneous income or loss	5	-	(1)	-	(1,129)
500-559	Power production	196	-	22,266	3,156	228
560-579	Transmission	41	-	3	-	7
580-599	Distribution	31	-	-	11	45
780-860	Trading	-	-	-	-	-
901-903	Customer accounts expense	116	-	-	-	4
904	Uncollectible - Misc. Receivable	255	-	-	-	-
905	Miscellaneous customer accounts	-	-	-	-	-
906-917	Customer service & information	11	-	-	-	2
920	Salaries and wages	14,003	(9)	2,067	3,134	13,006
921	Office supplies and expenses	1,596	-	272	349	9,183
922	Administrative expense transferred - credit	36,770	661	7,825	1,232	(71,200)
923	Outside services employed	396	(16)	(71)	369	2,490
924	Property insurance	-	-	-	-	-
925	Injuries and damages	-	-	-	-	-
926	Employee pensions and benefits	(60)	-	10	4	44
928	Regulatory commission expense	-	-	-	23	-
930.1	General advertising expenses	-	-	-	-	-
930.2	Miscellaneous general expenses	1,815	-	7	-	36
931	Rents	24,094	-	4	10	8,002
935	Maintenance of structures and equipment	391	-	-	-	7,570
403-405	Depreciation and amortization expense	-	-	-	-	8,943
408	Taxes other than income taxes	355	-	1,340	480	3,317
409	Income taxes	-	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-	-
411	Provision for deferred income taxes - credit	-	-	-	-	-
411.7	Loss from disposition of plant	-	-	-	-	4,532
416	Expense - sports lighting	-	-	-	-	-
417	Administrative - business venture	-	-	-	-	-
418	Non-Operating rental income	-	-	-	-	100
426.1	Donations	2,563	-	-	-	-
426.3 - 426.5	Other deductions	2,324	-	1	3	12
427	Interest on long-term debt	-	-	-	-	-
428	Amortization of debt discount and expense	-	-	-	-	-
430	Interest on debt to associate companies	6	-	-	-	-
431	Other interest expense	-	-	-	-	88
432	Borrowed funds - construction - credit	-	-	-	-	(613)
107	Construction work in progress	10,722	-	944	5,394	1,930
108	Retirement work in progress	-	-	-	8	104
121	Nonutility Property	-	-	-	-	-
122	Depr & Amort of Nonutil Prop	-	-	-	-	71
124	Investments	-	-	-	-	63
151	Fuel stock	7	-	-	-	-
152	Fuel stock expense undistributed	43	(82)	6,893	1	-
163	Stores expense undistributed	(159)	-	-	2	34
182	Regulatory Assets	-	-	-	-	-
184	Clearing accounts	(15)	-	-	-	-
186	Miscellaneous deferred debits	24	-	45	216	45
188	Research, development, or demonstration expenses	(3)	-	-	5	1
228	Mine Closure Costs	-	-	-	-	-
242	Reclamation Liability - Curr	-	-	1,252	-	-
TOTAL COST OF SERVICE		$95,519	$554	$42,857	$14,397	$(13,262)

25A

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
(In Thousands)

Instruction: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
				GET SVP
			GEN. -	ENG.	GOV. &
			FOSSIL	TECH ENV.	ENVIRO.	HUMAN
ACCOUNT	DESCRIPTION OF ITEMS	GENERATION	& HYDRO	SERV.	AFFAIRS	RESOURCES

454	Rents from electric properties - NAC	$-	$-	$-	$-	$-
456	Other electric revenues	-	-	-	-	-
419	Interest income - other	-	-	-	-	-
421	Miscellaneous income or loss	-	(1)	(4)	-	4
500-559	Power production	190	35,231	51,693	-	72
560-579	Transmission	1	10	1,147	-	-
580-599	Distribution	-	-	1,789	172	5
780-860	Trading	-	-	1	-	-
901-903	Customer accounts expense	-	-	25	6	-
904	Uncollectible - Misc. Receivable	-	-	-	-	-
905	Miscellaneous customer accounts	-	5	-	-	-
906-917	Customer service & information	-	1	2	1	-
920	Salaries and wages	1,427	1,757	8,908	4,759	24,432
921	Office supplies and expenses	103	510	2,292	746	2,237
922	Administrative expense transferred - credit	10,859	16,337	12,062	1,041	(30,208)
923	Outside services employed	(189)	(334)	879	155	1,960
924	Property insurance	-	-	-	-	-
925	Injuries and damages	-	-	-	-	1,872
926	Employee pensions and benefits	-	14	60	5	115,403
928	Regulatory commission expense	-	5	-	1	-
930.1	General advertising expenses	-	-	3	(1)	36
930.2	Miscellaneous general expenses	31	-	8	16	3
931	Rents	-	8	167	9	28
935	Maintenance of structures and equipment	3	1	26	1	1
403-405	Depreciation and amortization expense	-	-	-	-	-
408	Taxes other than income taxes	69	1,587	6,053	231	1,668
409	Income taxes	-	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-	-
411	Provision for deferred income taxes - credit	-	-	-	-	-
411.7	Loss from disposition of plant	-	-	-	-	-
416	Expense - sports lighting	-	-	-	-	-
417	Administrative - business venture	-	-	3	-	-
418	Non-Operating rental income	-	-	-	-	-
426.1	Donations	21	60	1	5,187	344
426.3 - 426.5	Other deductions	7	-	14	2,402	1
427	Interest on long-term debt	-	-	-	-	-
428	Amortization of debt discount and expense	-	-	-	-	-
430	Interest on debt to associate companies	-	-	-	-	-
431	Other interest expense	-	-	-	-	1
432	Borrowed funds - construction - credit	-	-	-	-	-
107	Construction work in progress	996	6,311	37,921	3	291
108	Retirement work in progress	3	117	2,984	-	1
121	Nonutility Property	-	-	1	-	-
122	Depr & Amort of Nonutil Prop	-	-	-	-	-
124	Investments	-	-	-	-	-
151	Fuel stock	-	2,735	137	2	1
152	Fuel stock expense undistributed	-	142	1,423	-	-
163	Stores expense undistributed	-	26	5	-	-
182	Regulatory Assets	-	-	-	-	3
184	Clearing accounts	-	15	1	-	-
186	Miscellaneous deferred debits	(2)	576	1,867	32	59
188	Research, development, or demonstration expenses	6	47	14,957	9	-
228	Mine Closure Costs	-	-	2	-	-
242	Reclamation Liability - Curr	-	-	-	-	3
TOTAL COST OF SERVICE		$13,525	$65,160	$144,427	$14,777	$118,217

25B

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
(In Thousands)

Instruction: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
				NON-UTIL.		POS.
		INFORMATION		OPER.	NUCLEAR	MARG.
ACCOUNT	DESCRIPTION OF ITEMS	TECHNOLOGY	LEGAL	ADMIN.	GENERATION	ANALYSIS

454	Rents from electric properties - NAC	$-	$-	$-	$-	$-
456	Other electric revenues	-	-	-	-	-
419	Interest income - other	-	-	-	-	-
421	Miscellaneous income or loss	(3)	(1)	-	-	-
500-559	Power production	1,153	400	17	387	2,491
560-579	Transmission	1,934	6	-	-	-
580-599	Distribution	6,541	3	1	-	-
780-860	Trading	-	-	1	-	-
901-903	Customer accounts expense	104	-	-	-	-
904	Uncollectible - Misc. Receivable	-	-	-	-	-
905	Miscellaneous customer accounts	-	-	-	-	-
906-917	Customer service & information	234	-	-	-	-
920	Salaries and wages	70,271	17,317	952	14	89
921	Office supplies and expenses	5,034	1,590	295	11	22
922	Administrative expense transferred - credit	(161,490)	3,115	4,178	8,001	2,584
923	Outside services employed	16,792	4,634	(165)	(143)	(39)
924	Property insurance	-	-	-	-	-
925	Injuries and damages	-	84	-	-	-
926	Employee pensions and benefits	181	15	-	-	1
928	Regulatory commission expense	-	485	-	-	-
930.1	General advertising expenses	1	-	-	-	-
930.2	Miscellaneous general expenses	50	26	-	-	-
931	Rents	36,094	15	-	-	-
935	Maintenance of structures and equipment	22,811	35	3	-	-
403-405	Depreciation and amortization expense	-	-	-	-	-
408	Taxes other than income taxes	5,390	710	33	15	157
409	Income taxes	-	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-	-
411	Provision for deferred income taxes - credit	-	-	-	-	-
411.7	Loss from disposition of plant	-	-	-	-	-
416	Expense - sports lighting	1	-	-	-	-
417	Administrative - business venture	3	-	-	-	-
418	Non-Operating rental income	-	-	-	-	-
426.1	Donations	-	14	-	-	-
426.3 - 426.5	Other deductions	5	88	-	-	(1)
427	Interest on long-term debt	-	-	-	-	-
428	Amortization of debt discount and expense	-	-	-	-	-
430	Interest on debt to associate companies	-	-	-	-	-
431	Other interest expense	-	-	-	-	-
432	Borrowed funds - construction - credit	-	-	-	-	-
107	Construction work in progress	39,790	58	-	-	-
108	Retirement work in progress	(2)	-	-	-	-
121	Nonutility Property	-	-	-	-	-
122	Depr & Amort of Nonutil Prop	-	-	-	-	-
124	Investments	-	12	-	-	-
151	Fuel stock	-	-	-	-	-
152	Fuel stock expense undistributed	11	293	1	-	363
163	Stores expense undistributed	32	-	-	-	-
182	Regulatory Assets	-	55	-	-	-
184	Clearing accounts	-	-	-	-	-
186	Miscellaneous deferred debits	115	4,288	3	-	(2)
188	Research, development, or demonstration expenses	-	34	-	-	-
228	Mine Closure Costs	-	-	-	-	-
242	Reclamation Liability - Curr	-	-	-	-	-
TOTAL COST OF SERVICE		$45,052	$33,276	$5,319	$8,285	$5,665

25C

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
(In Thousands)

Instruction: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
		REGULATORY	RISK	SH. SERVICES	SUPPLY
ACCOUNT	DESCRIPTION OF ITEMS	SERVICES	MANAGEMENT	STRATEGY	CHAIN

454	Rents from electric properties - NAC	$-	$-	$-	$-
456	Other electric revenues	-	-	-	-
419	Interest income - other	-	(8)	-	-
421	Miscellaneous income or loss	-	-	-	-
500-559	Power production	95	2,280	-	1,111
560-579	Transmission	627	-	-	-
580-599	Distribution	229	1	-	(3)
780-860	Trading	-	-	-	-
901-903	Customer accounts expense	-	29	-	-
904	Uncollectible - Misc. Receivable	-	-	-	-
905	Miscellaneous customer accounts	-	-	-	-
906-917	Customer service & information	1,078	2	-	-
920	Salaries and wages	7,958	10,856	1,043	(28)
921	Office supplies and expenses	699	1,290	3	822
922	Administrative expense transferred - credit	1,847	3,019	513	766
923	Outside services employed	(51)	6,693	-	190
924	Property insurance	-	203	-	-
925	Injuries and damages	-	2,566	-	-
926	Employee pensions and benefits	19	54	-	9
928	Regulatory commission expense	309	-	-	-
930.1	General advertising expenses	5	-	-	-
930.2	Miscellaneous general expenses	47	6	-	-
931	Rents	-	7	-	-
935	Maintenance of structures and equipment	-	2	-	-
403-405	Depreciation and amortization expense	-	-	-	-
408	Taxes other than income taxes	458	651	34	812
409	Income taxes	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-
411	Provision for deferred income taxes - credit	-	-	-	-
411.7	Loss from disposition of plant	-	-	-	-
416	Expense - sports lighting	-	-	-	-
417	Administrative - business venture	-	-	-	-
418	Non-Operating rental income	-	-	-	-
426.1	Donations	3	-	-	-
426.3 - 426.5	Other deductions	44	-	-	-
427	Interest on long-term debt	-	-	-	-
428	Amortization of debt discount and expense	-	-	-	-
430	Interest on debt to associate companies	-	-	-	-
431	Other interest expense	-	-	-	-
432	Borrowed funds - construction - credit	-	-	-	-
107	Construction work in progress	96	1,522	-	749
108	Retirement work in progress	-	-	-	-
121	Nonutility Property	-	-	-	-
122	Depr & Amort of Nonutil Prop	-	-	-	-
124	Investments	-	-	-	-
151	Fuel stock	-	-	-	-
152	Fuel stock expense undistributed	-	302	-	-
163	Stores expense undistributed	-	-	-	16,709
182	Regulatory Assets	1,389	-	2	-
184	Clearing accounts	-	-	-	-
186	Miscellaneous deferred debits	141	-	-	21
188	Research, development, or demonstration expenses	-	-	-	-
228	Mine Closure Costs	-	-	-	-
242	Reclamation Liability - Curr	-	-	-	-
TOTAL COST OF SERVICE		$14,993	$29,475	$1,595	$21,158

25D

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
(In Thousands)

Instruction: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
					UTILITY OPER.
ACCOUNT	DESCRIPTION OF ITEMS	TELECOMM.	TRANSMISSION	TREASURY	BUS. SERVICES

454	Rents from electric properties - NAC	$-	$-	$-	$-
456	Other electric revenues	-	-	-	-
419	Interest income - other	-	-	(416)	-
421	Miscellaneous income or loss	-	(2)	-	-
500-559	Power production	649	1,001	2	4
560-579	Transmission	78	24,437	-	109
580-599	Distribution	7	1,789	-	367
780-860	Trading	465	-	-	-
901-903	Customer accounts expense	-	-	-	34
904	Uncollectible - Misc. Receivable	-	-	-	-
905	Miscellaneous customer accounts	-	-	-	-
906-917	Customer service & information	-	-	-	4
920	Salaries and wages	276	384	7,104	1,394
921	Office supplies and expenses	3,580	515	3,046	256
922	Administrative expense transferred - credit	(25,023)	23,716	1,925	401
923	Outside services employed	(17)	(289)	262	(7)
924	Property insurance	-	-	-	-
925	Injuries and damages	-	44	-	-
926	Employee pensions and benefits	-	25	10	-
928	Regulatory commission expense	-	-	-	-
930.1	General advertising expenses	-	2	-	-
930.2	Miscellaneous general expenses	229	658	76	2,407
931	Rents	720	26	5	2
935	Maintenance of structures and equipment	20,437	21	-	-
403-405	Depreciation and amortization expense	-	-	-	-
408	Taxes other than income taxes	854	3,911	277	155
409	Income taxes	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-
411	Provision for deferred income taxes - credit	-	-	-	-
411.7	Loss from disposition of plant	-	-	-	-
416	Expense - sports lighting	-	-	-	-
417	Administrative - business venture	5	79	-	3
418	Non-Operating rental income	-	-	-	-
426.1	Donations	-	1	-	-
426.3 - 426.5	Other deductions	-	-	-	2
427	Interest on long-term debt	-	-	5,299	-
428	Amortization of debt discount and expense	-	-	427	-
430	Interest on debt to associate companies	-	-	384	-
431	Other interest expense	-	-	443	-
432	Borrowed funds - construction - credit	-	-	-	-
107	Construction work in progress	1,480	47,720	62	136
108	Retirement work in progress	12	414	-	2
121	Nonutility Property	-	-	-	-
122	Depr & Amort of Nonutil Prop	-	-	-	-
124	Investments	-	-	-	-
151	Fuel stock	-	-	-	-
152	Fuel stock expense undistributed	-	-	-	-
163	Stores expense undistributed	313	72	7	-
182	Regulatory Assets	-	2	5	-
184	Clearing accounts	-	-	-	-
186	Miscellaneous deferred debits	26	2,640	16	-
188	Research, development, or demonstration expenses	-	252	-	-
228	Mine Closure Costs	-	-	-	-
242	Reclamation Liability - Curr	-	-	-	-
TOTAL COST OF SERVICE		$4,091	$107,418	$18,934	$5,269

25E

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

DEPARTMENTAL ANALYSIS OF SALARIES
(In Thousands except Number of Personnel)

	DEPARTMENTAL SALARY EXPENSE				NUMBER OF
NAME OF DEPARTMENT	INCLUDED IN AMOUNTS BILLED TO				PERSONNEL
Indicate each department	TOTAL	PARENT	OTHER	NON	END OF
or service function.	AMOUNT	COMPANY	ASSOCIATES	ASSOCIATES	YEAR

Audit Services	$3,496	$63	$3,420	$13	36
Commercial Analysis	1,505	-	1,505	-	7
Commercial Business Services	6,754	4	6,743	7	81
Commercial Operations	4,711	44	4,638	29	30
Corp Accounting, Planning/Strategy	1,514	134	1,376	4	1
Corporate Accounting	22,626	319	22,307	-	333
Corporate Communications	4,855	220	4,635	-	58
Corporate Planning & Budgeting	7,899	114	7,785	-	90
Customer Operations	45,952	18	45,934	-	1,115
Distribution	25,059	16	25,043	-	258
Energy Delivery	1,640	4	1,635	1	3
Energy Delivery Market Dev & External Affairs	2,962	25	2,937	-	16
Energy Marketing	7,692	-	7,688	4	92
Executive Group	3,998	450	3,299	249	19
Fuel & Logistics	298	-	290	8	3
Fuel, Emissions & Logistics	7,149	-	6,791	358	137
GBS SVP Business Services	4,351	2	4,303	46	70
General Services	1,612	-	1,612	-	212
Generation	37	18	19	-	14
Generation-Fossil & Hydro	19,437	3	19,422	12	226
GET SVP Eng Tech Env Services	65,477	5	64,964	508	965
Governmental & Environmental Affairs	3,705	93	3,612	-	26
Human Resources	384	4	380	-	253
Information Technology	12,590	18	12,552	20	840
Legal	10,553	414	10,121	18	97
Non-Utility Operations	1,086	-	1,086	-	3
Nuclear Generation	429	-	429	-	1
Position & Margin Analysis	4,000	-	4,000	-	24
Regulatory Services	6,491	9	6,479	3	61
Risk Management	8,354	46	8,303	5	115
Shared Services Strategy	55	-	55	-	3
Supply Chain	9,300	12	9,288	-	138
Telecommunications	1,282	13	1,269	-	136
Transmission	47,893	3	47,835	55	621
Treasury	2,232	79	2,152	1	42
Utility Oper Business Services	2,273	-	2,273	-	62
	$349,651	$2,130	$346,180	$1,341	6,188

These amounts represent salary dollars that were billed as salaries, and exclude salary dollars that are a component of an overhead pool. These amounts are charged to accounts throughout the Income Statement, including billable Balance Sheet accounts. Therefore, these amounts cannot be identified in total with any particular line on Schedule XV, but are distributed among various lines.

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED
(In Thousands)

Instructions: Provide a breakdown of outside services employed. If the aggregate amount paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a brief description of the service rendered by each vendor listed.

FROM WHOM PURCHASED	SERVICE PROVIDED	AMOUNT
ABM Janitorial Services	Maintain Facilities	$119
Accountemps	Temporary Office & Accounting Services	405
Advanced Programming Resources, Inc.	Develop IT Processes & Systems	232
Aerotek, Inc.	Engineering Services	233
Alliance One	Collection Services	186
Allied Interstate, Inc.	Collection Services	158
Alstom USA, Inc.	IT Support	235
Amanda Graphics	Engineering Services	162
American Payment Systems, Inc.	Process Customer Payments	1,344
Analysis Group Economics	Consulting Services	139
Applied Performance Technologies, Inc.	IT Support	152
Areva T&D Corporation	Engineering Services	945
ASAP Software Express, Inc.	Software License	2,219
Aspect Communications Corp.	Maintain Communication Systems	489
AYCO Company, LP	Human Resources Services	253
Babcock Borsig Power	Engineering Services	2,887
Banctec Service Corporation	Collection Services	193
Bank One Commercial Card Activity	Various Services	1,103
BEA	IT Support	203
Bentley Systems, Inc.	Software Maintenance	202
Bindview Corp.	Software License	165
Black & Veatch Corporation	Training Services	112
Bloomberg, LP	IT Support	147
Blue Ridge Service Corp.	Housekeeping Support	552
Bluesky Integration	Consulting Services	522
BMC Software, Inc.	Software Maintenance	2,262
Boew Bell & Howell Co.	Consulting Services	139
Bracewell & Patterson LLC	Legal Services	148
Business Objects	Software Maintenance	123
Caminus Corporation	Software Maintenance	406
Capital Recovery Service	Collection Services	146
Cardinal Solutions Group	Develop IT Processes & Systems	106
CBCS	Collection Services	324
CDI Corp	Design Services	121
CDS/Muery Services	Manage Property	1,481
CEA Technologies	Consulting Services	180
CGI-AMS Inc	Software Maintenance	186
Charles River Associates, Inc.	Consulting Services	673

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED
(In Thousands)

Instructions: Provide a breakdown of outside services employed. If the aggregate amount paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a brief description of the service rendered by each vendor listed.

FROM WHOM PURCHASED	SERVICE PROVIDED	AMOUNT
Checkfree Services Corp.	Collection Services	$242
Cisco Systems, Inc.	Maintain Communication Systems	839
Citibank NA	Financial Services	485
Clark Thomas & Winters	Legal Services	569
Coates Field Service Inc.	Engineering Services	146
Coghlan, Crowson, Fitzpatrick, Westbrook, & Worthington, LLP	Legal Services	106
Computer Associates International, Inc.	Software Maintenance	2,448
Compuware Corp.	Software License	402
Contract Counsel	Legal Services	261
Covansys	IT Support	220
Credit Bureau of Columbus	Credit Information Services	184
Credit Suisse First Boston	Consulting Services	1,685
Crowe Chizek & Company LLC	Software Licence	641
DB Microware Inc.	Software License	120
Dell Computer Corp.	Develop & Deploy IT Infrastructure	3,437
Deloitte & Touche LLP	Auditing/Consulting Services	988
Designeers Midwest	Engineering Services	225
Documentum Inc.	Software Maintenance	1,797
Edison Electric Institute	Support & Participate in Industry	122
Elford Inc.	Maintain Facilities	959
Emberger, Joseph H. Jr.	Consulting Services	151
EMC Corp.	Develop & Deploy IT Infrastructure	2,194
Enterprise For Education, Inc.	Educational Services	274
Epoch Energy Group LP	Consulting Services	705
EPRI Solutions	Research & Development	9,301
Equifax Credit Information Service	Collection Services	644
Ernst & Young	Develop & Deploy IT Infrastructure	2,175
E-Security Inc.	IT/Engineering Services	278
ESRI Inc.	Software License	124
Event Marketing Strategies	Consulting Services	145
Everest Data Research, Inc.	IT Support	148
Everest Technologies, Inc.	Maintain Information Systems	258
Excelergy Corp.	IT Support	470
Expert Technical Consultants, Inc.	IT Support	250
Fanelli George M.	Consulting Services	229
Filenet Corporation	Software License and Maintenance	651
Flairsoft Ltd.	Maintain Facilities	135

27A

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED
(In Thousands)

Instructions: Provide a breakdown of outside services employed. If the aggregate amount paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a brief description of the service rendered by each vendor listed.

FROM WHOM PURCHASED	SERVICE PROVIDED	AMOUNT
Franklin Imaging	Maintain Facilities	$142
Frictionless Commerce Inc.	Consulting Services	500
Fulbright & Jaworski LLP	Legal Services	114
Garrett Consulting Group Inc.	Consulting Services	170
GE Energy Management Services Inc.	Consulting Services	895
General Electric International Inc	Consulting Services	130
General Research	Engineering Services	887
Genscape Inc.	Software License	175
Gentry, John M	Engineering Services	139
Georgia Tech Research Group	Consulting Services	454
Group 1 Software	Software Maintenance	351
Hartley, Doyle & Co Inc.	Maintain Facilities	111
Heller, Ehrman, White, & Mcauliffe LLP	Legal Services	244
Hennegan	Office and Document Services	108
Hewlett-Packard Co.	Develop & Deploy IT Infrastructure	1,793
Hitachi Credit America Corp.	Software License	1,209
Hoffman, William D.	IT Support	242
Hogan & Hartson, LLP	Legal Services	428
Holliday Enterprises Inc.	Consulting Services	183
Horizon Systems	Office and Document Services	419
Hyperion Solutions	IT Support	193
iImagine IT, Inc.	IT Support	176
IKON, Inc.	Office & Document Services	199
Indecon, Inc.	IT Support	1,509
Indus International	IT Support	365
Industry & Energy Associates	Consulting Services	429
Informatica Corp.	Software Maintenance	178
Information Security Technology, Inc.	Software Maintenance	1,217
Insightete Corp.	IT Support	107
Integ Enterprise Consulting	Consulting Services	546
Integral Solutions	Consulting Services	669
Integrity Interactive Corp.	Training Services	124
Interactive Business Systems, Inc.	IT Support	354
International Business Machines Corp.	Develop & Deploy IT Infrastructure	104
Interstate Gas Supply, Inc.	Software License	5,733
Iron Mountain Off-Site Data Protection	IT Support	121
Jakubik John T & Associates Inc.	Engineering Services	212
Jones, Day, Reavis, & Pogue	Legal Services	3,081

27B

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED
(In Thousands)

Instructions: Provide a breakdown of outside services employed. If the aggregate amount paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a brief description of the service rendered by each vendor listed.

FROM WHOM PURCHASED	SERVICE PROVIDED	AMOUNT
Kearney, A T Inc.	IT Support	$5,931
Kelly Services, Inc.	Temporary Office & Accounting Services	704
Key Personnel	Temporary Office & Accounting Services	255
Kforce.com	IT Support	1,010
King Business Interiors, Inc.	Tenant Services	386
KPMG LLP	Consulting Services	160
L3Comm	Software Development	100
Legato Systems Inc.	IT Support	254
LexisNexis	Software License	363
Macphee, Doug G.	Consulting Services	239
Manifest Solutions Corp.	IT Support	489
Manpower, Inc.	Temporary Office & Accounting Services	858
Mapinfo Corp.	Software License	105
Market Strategies, Inc.	Consulting Services	1,120
Maxim Group	IT Support	529
Maximation, Inc.	IT Support	472
Mcafee Inc.	IT Support	794
McAllen, City Of	Consulting Services	1,012
McDermott Will & Emery	Legal Services	144
McElroy, Sullivan & Miller LLP	Legal Services	129
Medium Term Finance	Financial Services	165
Mercer Management Consulting	Consulting Services	337
Merrill Communications LLC	Consulting Services	240
META Group Inc.	Consulting Services	145
Miller & Chevalier	Legal Services	174
Miller, Lorraine	Consulting Services	196
Moody's Investor Service	Financial Services	105
Mueller, Howard	Research & Development	301
National Records Centers, Inc.	Office & Document Services	400
National Theatre For Children	Educational Services	729
Navigant Consulting Inc.	Consulting Services	5,022
NCO Financial Systems, Inc.	Collection Services	672
NCS Pearson Inc.	Consulting Services	155
Necho Systems Corp.	Software Maintenance	205
Neill & Gunter LTD	Consulting Services	144
Network & Security Technologies	IT Support	1,601
New Energy Associates LLC	Software Maintenance	106
New Horizon Computer Learning Center	Training Services	143

27C

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED
(In Thousands)

Instructions: Provide a breakdown of outside services employed. If the aggregate amount paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a brief description of the service rendered by each vendor listed.

FROM WHOM PURCHASED	SERVICE PROVIDED	AMOUNT
NSI Consulting & Development, Inc.	Manage Property	$119
Odyssey Consulting Services, Inc.	Consulting Services	542
Office Team	Temporary Office & Accounting Services	195
Ohio Equities, LLC	Maintain Facilities	739
Ohio State University	Training Services & Consulting Services	265
Oklahoma One Call System Inc.	Consulting Services	113
Olsten Staffing Services, Inc.	Temporary Office & Accounting Services	217
Onsite Companies	Maintain Facilities	296
Open Link Operating Partnership LP	Software Maintenance	684
OPEX Corporation	IT Support	154
Optimum Technology	IT Support	248
Oracle Corp.	Software Maintenance	1,823
OSI Outsourcing Services, Inc.	Collection Services	2,736
OSI Soft Inc.	Software and Support	250
Ossid, Inc.	Develop & Deploy IT Infrastructure	221
Paros Business Partners, Inc.	IT Support	724
PeopleSoft USA, Inc.	Software Maintenance	1,822
PJM Interconnection LLC	Engineering Services	5,748
Platts	Consulting Services	167
Porter, Wright, Morris, & Arthur	Legal Services	281
Power Costs, Inc.	Software Maintenance	385
Powerplan Consultants, Inc.	Software Maintenance	479
Powershift LLC	Engineering Services	200
Practical Solutions, Inc.	Financial Services	1,757
Price Waterhouse Coopers LLP	Consulting Services	610
Princeton Softech, Inc.	Software Maintenance	806
Protec Group, Inc.	IT Support	117
Provide Technologies LLC	IT Support	356
Quest Software	Software Maintenance	117
Quick Solutions, Inc.	IT Support	418
Raft International (UK) Ltd.	IT Support	618
Rapidigm	IT Support	248
Remedy BMC Software	Computer Support	236
Risk Management Alternatives, Inc.	Collection Services	188
RMA Inc - NAGEZ2	Collection Services	230
Robert Half International, Inc.	Consulting Services	156
Robin Enterprises Co.	Consulting Services	384
Sargent & Lundy LLC	Consulting Services	161

27D

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED
(In Thousands)

Instructions: Provide a breakdown of outside services employed. If the aggregate amount paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a brief description of the service rendered by each vendor listed.

FROM WHOM PURCHASED	SERVICE PROVIDED	AMOUNT
SAS Institute, Inc.	Software Maintenance	$731
Savvy Engineering LLC	Maintain Facilities	158
Schaffer, Robert H. & Associates	Consulting Services	160
Serena Software, Inc.	Software Maintenance	109
Shaw Pittman	Consulting Services	121
Siemens Financial Services, Inc.	Software License	1,873
Simpson Thacher & Bartlett	Legal Services	2,022
Simpson, Jean Personnel Services	Human Resources Services	472
Sirva Relocation	Human Resources Services	1,065
Sodexho Marriott Services	Food & Catering Services	758
Softbase Systems, Inc.	Software License	283
Sogeti USA LLC	Consulting Services	237
Solarc	Software Maintenance	763
Solomon Associates, Inc.	Maintain Facilities	138
Solutions Consulting	Consulting Services	123
Sourceone Financial LLC	IT Support	105
Southwest Power Pool	Engineering Services	727
Standard Register Co.	Consulting Services	520
Steptoe & Johnson LLP	Legal Services	163
Strahler Development Inc.	Consulting Services	120
Strategic Staffing Solutions	Human Resources Services	101
Structure Group	Consulting Services	2,952
Sun Technical Services, Inc.	Consulting Services	10,140
Swafford Consulting, Inc.	IT Support	111
Teamwork Solutions	Training Services	146
Technology Opportunity Partner	IT Support	142
Technology Site Planners Inc.	Design and Budgeting Services	1,141
Teksystems	Consulting Services	964
Think Resources Inc.	Consulting Services	132
Thomson Financial Corporate Group	Consulting Services	140
Thomson Netg	Consulting Services	140
Thyssenkrupp Elevator	Maintain Facilities	185
Tiro Group	Research & Development	119
Towers Perrin	Human Resources Services	155
Trammell Crow Company	Security Services	364
Travel Solutions, Inc.	Travel Services	308
Treasurer, State of Ohio	Taxes	303
Twenty First Century	Consulting Services	685

27E

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED
(In Thousands)

Instructions: Provide a breakdown of outside services employed. If the aggregate amount paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a brief description of the service rendered by each vendor listed.

FROM WHOM PURCHASED	SERVICE PROVIDED	AMOUNT
Ubics, Inc.	IT Support	$181
UMS Group	Consulting Services	618
Unicon International Inc.	Consulting Services	115
United Construction Co., Inc.	Facilities Construction	3,449
United Parcel Service	Delivery Service	348
Utilities International	Software Maintenance	232
Vaisala-Gai, Inc.	Engineering Services	130
Varo Engineers, Ltd.	Engineering Services	257
Vector Esp Inc.	Consulting Services	102
Vinson & Associates	Temporary Office & Accounting Services	568
Vintimilla, Luis C.	Consulting Services	196
Vitale & Associates	Consulting Services	176
Wackenhut Corp.	Security Services	1,608
Wausau Financial Systems	Financial Services	168
Webmethods, Inc.	Software Maintenance	1,710
Woods Rogers & Hazlegrove PLC	Legal Services	112
Worksuite LLC	Software Maintenance	522
Wyndham Mills International	Consulting Services	111
Xerox Corp.	Printing Services	766
Others under $100,000	Various Services	22,148

TOTAL		$190,768

These amounts include charges to accounts throughout the Income Statement, including billable Balance Sheet accounts. Therefore, these amounts cannot be identified with any particular line on Schedule XV, but are distributed among various lines.

27F

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
(In Thousands)

Instructions: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT

Deferred Compensation Benefits	$93
Employee Awards and Events Program	2,164
Employee Educational Assistance	797
Group Dental Insurance	2,515
Group Life Insurance	1,727
Group Medical Insurance	41,434
Long-Term Disability	2,299
Other Postretirement Benefits	27,163
Post Employment Benefits	(2,081)
Retirement Plan	16,926
Savings Plan	21,489
Supplemental Pension Plan	1,337
Training and Other Employee Benefit Expenses	69
Miscellaneous	1,360
TOTAL	$117,292

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1
(In Thousands)

Instructions: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

General Advertising Expenses	Business First	$8
	Columbus Blue Jackets	55
	Columbus CEO	4
	Columbus Clippers	9
	Columbus Crew	12
	Columbus Monthly	3
	Community Directories LTD	4
	Corpus Christi Baseball	5
	Corpus Christi Botanical Gardens	9
	Credit Bureau of Toledo	3
	D&SS Construction	15
	Eagle Exhibit Services Inc.	3
	Environmental Finance	3
	Federal Heath Sign Company LLC	5
	Forbes Inc.	75
	Freedom Media Group of Ohio Inc.	3
	Interspace Services Inc.	58
	Inventiva Inc.	4
	Isherwood Production Limited	5
	Leadership Columbus	5
	Manufacturers Services Inc.	5
	Nationwide Advertising Service	14
	Odell, Wally	28
	Ohio Magazine Inc.	3
	Ohio Newspaper Services Inc.	38
	Ohio State University	368
	Texarkana Bandits	3
	Texas A&M University	3
	Tulsa Emergency Medical Center	6
	Weatherline Inc.	9
	Others	55
	SUBTOTAL	820

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1
(In Thousands)

Instructions: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Newspaper Advertising Space	Abilene Reporter News	$6
	Corpus Christi Caller Times	17
	Columbus Dispatch	19
	Gahanna Events Inc.	5
	Herald-Dispatch	4
	New York Times	58
	Ohio Newspaper Services Inc.	298
	Oklahoma Press Service Inc.	5
	Texas Press Service Inc.	198
	Others	18
	SUBTOTAL	628

Radio Station Advertising Time	KULP	6
	WRL Advertising	12
	Others	8
	SUBTOTAL	26

TV Station Advertising Time	Texas Press Service Inc.	167
	WOSU/Ohio State University	29
	PBS 45 & 49	41
	SUBTOTAL	237

Specific Corporate Community Info Proj.	American Red Cross	18
	Bank One Commerical Card Activity	4
	Annual Emancipation Day Celebration Inc.	3
	BP Independent Reprographics	11
	Capital Crossroads SID of Columbus Inc.	30
	Century Graphics	20
	Childrens Hospital Foundation	5
	Class Acts Columbus Inc.	3
	Eagle Exhibit Services Inc.	7
	Imprint Publications LLC	12
	International Sports Properties Inc.	10
	Midland Theatre Association	5
	Rio Grande Elementary	3
	Others	15
	SUBTOTAL	146

29A

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1
(In Thousands)

Instructions: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Special Advertising Space and Prod. Expense	Columbus Monthly	$3
	Greater Columbus Chamber of Commerce	15
	Midland Theatre Association	5
	Others	5
	SUBTOTAL	28

Direct Mail and Handouts	Robin Enterprises Co.	4
	Vincent Direct	7
	SUBTOTAL	11

Fairs, Shows, and Exhibits	Aztec Group Inc.	7
	Bank One Commercial Card Activity	4
	Cirque du Soleil	4
	Eagle Exhibit Services Inc.	42
	Franklin Communications Inc.	4
	i2i Group LLC	4
	Others	6
	SUBTOTAL	71

Publicity	PR Newswire, Inc	7
	PR Newswire Association, LLC	13
	Others	5
	SUBTOTAL	25

Dedications, Tours, & Openings	Others	2
	SUBTOTAL	2

Customer Surveys	Guild Group	16
	SUBTOTAL	16

Movies, Slide Films and Speeches	Others	1
	SUBTOTAL	1

29B

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1
(In Thousands)

Instructions: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Video Communications	Curtis Elliott Designs	$4
	Others	5
	SUBTOTAL	9

Other Corporate Communications	Bank One Commercial Card Activity	9
	Cherry Valley Lodge	4
	City Barbeque	4
	Culver Company Inc.	4
	D & W Trophy House Inc.	4
	Enterprise For Education	274
	Louisiana State University	3
	Moore Syndication, Inc.	93
	Muskingum College	12
	Ohio News Network	40
	Premiums & Promotions, Inc.	7
	Richter Architects	8
	Robin Enterprises	56
	Texas Cooperative Extension Service	3
	Vincent Graphics Inc.	9
	Wheeling Nailers Hockey Club	4
	Others	50
	SUBTOTAL	584

Salaries, salary related expenses, overheads and other expenses		236
	SUBTOTAL	236

	TOTAL	$2,840

29C

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
(In Thousands)

Instructions: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441(b)(2)) shall be separately classified.

DESCRIPTION	AMOUNT
Salaries, Salary Related Expenses and Overheads	$3,743
Membership Fees and Dues	1,446
Manage the Marketing Process	1,133
Directors' Fees and Expenses	136
Manage Cash	96
Particate in Process Improvement Efforts	74
Provide IT Techical Suppport	37
Develop Measures and Analyze Organizational Performance	35
Promote Regulated Products and Services	33
Engineer and Design Telecommunications System	30
Engineer and Design Transmission Facilities	20
Miscellaneous	277
TOTAL	$7,060

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

RENTS - ACCOUNT 931
(In Thousands)

Instructions: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Office Space	$30,467
Computer Software	383
Computer Equipment	35,959
Office Equipment	507
Telecommunications Equipment	1,617
Miscellaneous	501
TOTAL	$69,434

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
(In Thousands)

Instructions: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

DESCRIPTION	AMOUNT

Taxes Other Than U.S. Government Taxes
State Unemployment Taxes	$3,475
Property, Franchise, Ad Valorem and Other Taxes	3,537

SUB-TOTAL	7,012

U.S. Government Taxes
Social Security Taxes	33,491
Federal Unemployment Taxes	388

SUB-TOTAL	33,879

TOTAL	$40,891

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

DONATIONS - ACCOUNT 426.1
(In Thousands)

Instructions: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

2004 SLC Host Committee	Community	$12
Action For Children	Community	12
AEP Operation Feed	Community	4
AEP UNCF	Community	8
AEP United Way Campaign	Community	10
Allegro Productions Inc.	Education	4
Alliance	Community	5
American Forest Foundation	Community	5
Annapolis Center	Community	10
Anti-Defamation League	Community	3
Aspen Institute	Community	15
Averett College	Education	3
Ball State University Foundation	Education	5
Balletmet	Community	40
Business & Industrial Development Corp.	Community	6
Camp Invention	Community	5
Canton Bicentennial Commission	Community	25
Capitol Holiday Tree Fund	Community	10
Carnegie Society	Community	5
Center for Child & Family Advocacy	Community	50
Center for New Directions	Community	5
Champion of Children Fund	Community	25
Childhood League Center	Community	10
Citizens for a Free COSI	Community	25
Columbus Association for the Performing Arts (CAPA)	Community	34
Columbus Childrens Theatre	Community	13
Columbus Downtown	Community	50
Columbus Metropolitan Club	Community	5
Columbus Partnership	Community	75
Columbus School for Girls	Education	10
Columbus Speech & Hearing Center	Community	5
Columbus Symphony Orchestra	Community	86
Community Shelter Board	Community	5
Contemporary American Theatre Co.	Community	25
Cornerstone Alliance	Community	18
Council for Ethics	Community	5
Demand Response Coordinating Committee	Community	20
Denison University	Education	4

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

DONATIONS - ACCOUNT 426.1
(In Thousands)

Instructions: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Directions for Youth	Community	$10
DRWV Foundation	Community	10
E7 Sustainable Energy Development	Community	20
Early Childhood Resource Center	Community	10
Easter Seals	Community	5
Eastern Michigan University	Education	50
Eastern Michigan University Foundation	Education	12
Economic Development Corp.	Community	5
Educational Council	Community	8
FIRST	Education	10
Foundation - Duchenne (Muscular Distrophy)	Community	5
Foundation for Environmental Education	Community	30
Fox, Robert K Family	Community	15
Franklin University	Education	11
Freed-Hardman University	Education	5
Fundacion Amigos De La Naturaleza	Community	10
Georgia Oglethorpe Award Process Inc	Community	5
Girl Scout Elab 2005	Community	14
Global 3E	Community	5,100
Golden Crescent Regional	Community	5
Goodwill Industries	Community	12
Grandview Heights	Community	14
Greater Austin Chamber of Commerce	Community	7
Grundy High School	Education	5
Hardin Simmons University	Education	8
Harvard University	Education	51
Heritage Day Health Centers	Community	15
Homeless Families Foundation	Community	10
Hope Street Kids	Community	15
Horatio Alger Association	Community	5
Huckleberry House	Community	6
Huntington Area	Community	4
Institute for Public Relations	Community	8
Jackson County Development Authority	Community	3
Juneteenth Ohio	Community	5

33A

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

DONATIONS - ACCOUNT 426.1
(In Thousands)

Instructions: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Kent State University	Education	$10
Kenyon College	Education	6
Keystone Center	Community	94
Kidsohio.Org	Community	5
King, Martin Luther Jr.	Community	5
Kings Art Complex	Community	4
Leukemia & Lymphoma Society	Community	7
Lindenwood University	Education	5
Malone College	Education	4
Manhattan College	Education	3
Marshall University Foundation Inc	Education	4
Massachusetts Institute of Technology	Education	6
Michigan State University	Education	18
Muskingum College	Education	5
National Academy of Engineering	Education	5
National Coal Council	Community	3
National First Ladies Library	Community	10
National Governors Association	Community	12
National Press Foundation	Community	3
National Wild Turkey Federation	Community	22
Nature Conservancy	Community	75
Need Project	Community	10
New York Financial Writers Association	Community	3
Ohio Academy of Science	Community	10
Ohio Assoc of Nonprofit	Community	6
Ohio Business Connection	Community	4
Ohio Campus Compact	Community	15
Ohio Cancer Research Associates	Community	3
Ohio Energy Project	Community	43
Ohio Foundation of Independent Colleges	Education	42
Ohio Health	Community	5
Ohio Northern University	Education	6
Ohio River Valley Water	Community	10
Ohio State University	Education	82
Ohio State University Athletic Dept	Education	8

33B

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

DONATIONS - ACCOUNT 426.1
(In Thousands)

Instructions: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Ohio State University Foundation	Education	$9
Ohio University Foundation	Education	5
Ohio Valley Industrial	Community	4
Ohio-West Virginia YMCA	Community	11
Oklahoma Institute for Child Advocacy	Community	100
Oklahoma State University	Education	11
Opera Columbus	Community	10
OSU Foundation for the Engineering Energy Laboratory	Education	15
Penn High School	Education	9
Powertree Carbon Company LLC	Community	100
Princeton University	Education	4
Pro Musica Chamber Orchestra	Community	27
Programme for Belize	Community	12
Protec	Community	3
Purdue Foundation Inc.	Education	8
Purdue Univeristy	Education	3
Rebuilding Together	Community	7
Rensselaer Polytechnic Institute	Education	16
Resources for the Future	Community	50
Rose Hulman Institute of Technology	Education	5
Salvation Army Inc.	Community	14
Schreiner University	Education	5
Science & Mathematics Network	Education	125
Sci-Port Discovery Center	Community	42
Seal of Ohio Girl Scout Council Inc.	Community	5
Simon Kenton Council	Community	187
South Side High School	Education	9
Southern Methodist University	Education	4
SPVS - Society for Wild Life Research & Environment-Brazil	Community	10
St Stephens Community House	Community	10
Strategic Action Council	Community	3
Teach for America	Education	10
Texas A&M University	Education	7
Theodore Roosevelt Conservation	Community	10

33C

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

DONATIONS - ACCOUNT 426.1
(In Thousands)

Instructions: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Thurber House	Community	$9
U S Fish & Wildlife Service	Community	5
United Negro College Fund	Education	28
United Way	Community	369
University Of Illinois Foundation	Education	3
University of Michigan	Education	5
University of Notre Dame	Education	5
University of Oklahoma Foundation, Inc.	Education	4
University of Rio Grande	Education	26
University of Texas	Education	100
University of Texas at Austin	Education	9
Up On The Roof	Community	6
US National Committee-CIGRE	Education	8
Utility Business Education Coalition	Education	25
Vanderbilt University	Education	5
Virginia Tech Foundation Inc.	Education	27
Virginia Western Community College	Education	6
West Virginia Economic	Community	7
West Virginia University Foundation Inc.	Education	5
Wexner Center for The Arts	Community	10
Wildlife Habitat Council	Community	5
Wofford College	Education	4
Woodrow Wilson	Community	15
WOSU/Ohio State University	Education	5
YMCA	Community	3
YWCA	Community	12
Employee Related Expenses		23
Others		318
TOTAL		$8,615

33D

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

OTHER DEDUCTIONS - ACCOUNTS 426.3 - 426.5
(In Thousands)

Instructions: Provide a listing of the amount included in Accounts 426.3 through 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Cash Contributions	Abilene Aero Inc.	$6
	Accord Group	24
	Allen County Visionaries Inc.	3
	Americans Boiler Manufacturers	4
	Americans For Balanced Energy Choices	165
	Arkansas Economic Developers	1
	Ashland Alliance	4
	Athens Area Chamber of Commerce	2
	Athletic Club of Columbus Ohio	3
	Atoka, City of	1
	Austin Club	2
	Bank One Commercial Card Activity	14
	Barton Creek Country Club	5
	Belmont County Department of Development	1
	Blackford County Economic Development Corp.	2
	Broken Arrow Chamber of Commerce	5
	Canton Regional Chamber of Commerce	3
	Canton Urban League, Inc.	1
	Chillicothe Ross Chamber of Commerce	1
	CIC of Tuscarawas County (Chamber of Commerce)	1
	Citizens for Strong Schools	6
	City Club	1
	Columbus Zoo	1
	Construction Users Roundtable	10
	Corpus Christie Regional Economic Development Corp.	5
	Coshocton County Chamber of Commerce	1
	Country Club at Muirfield Village	1
	Duncan Area Economic Development Corp.	1
	East Texas Economic Development	1
	Edison Electric Institute	500
	Experience Columbus	2
	Findlay Hancock County Community Development Foundation	3
	Franklin County Industrial Foundation	1
	Franklin Soil & Water Conservation District	1
	G T D Ingenieros Consultores Limitada	45
	Grand Lake Economic Development Council	3
	Grant County Economic Development Council	3
	Greater Austin Chamber of Commerce	7

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

OTHER DEDUCTIONS - ACCOUNTS 426.3 - 426.5
(In Thousands)

Instructions: Provide a listing of the amount included in Accounts 426.3 through 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Cash Contributions (con't)	Greater Fort Wayne Chamber of Commerce	$21
	Greater Kingsville Economic Development Council	2
	Greater Laporte Economic Development Corp	1
	Hardner & Gullison Associates LLC	2
	Harrison County CIC Office	1
	Huntington County United Economic Development Corp	1
	Huron County Development Council	1
	Hyatt on Capital Square	6
	Hydro Quebec	64
	I-69 Mid-Cont Hwy Coalition	1
	International Economic Development Council	1
	Indiana Economic Development	13
	Industry & Energy Associates	260
	Inelin Cia Ltda	32
	Internal Revenue Service	3
	Ivillage	10
	Jay County Development Corp	2
	Jefferson Country Club	6
	Jefferson County Chamber of Commerce	1
	Jefferson Golf & Country Club	7
	Kentucky Institute for Economic Development Inc.	1
	Kilgore Chamber of Commerce	1
	Lawton Chamber of Commerce and Industry	5
	Lincoln Economic Development Authority	2
	Longview Partnership	2
	Marshall Chamber of Commerce	1
	Mason County Development Authority	3
	McAlester Economic Development Services	4
	Michigan Economic Development Foundation	10
	Morgan County	1
	Muncie-Delaware County	5
	Murphy Companies	63
	Muskingum Growth Partnership	1
	National Petroleum Council	1
	New Albany Country Club	34
	New Mexico State University Foundation	1
	Northeast Oklahoma Economic Development Association	5
	Northwest Arkansas Council	5

34A

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

OTHER DEDUCTIONS - ACCOUNTS 426.3 - 426.5
(In Thousands)

Instructions: Provide a listing of the amount included in Accounts 426.3 through 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Cash Contributions (con't)	Ohio State University	$10
	Oklahoma Business Roundtable	2
	Oklahoma Community Institute	4
	Oklahoma State Chamber of Commerce	3
	Okmulgee Area Development Corp.	3
	Project Future	15
	Red River Valley Association Inc.	1
	Republican Governors Public Policy Committee	25
	Robstown Area Development Commission	1
	Ross County Community Improvement Corp.	1
	Rotary Club of Roanoke	1
	Seneca Industrial & Economic Development Corp.	1
	Smith Johnson & Carr	14
	Societe Generale	1
	Sodexho Inc. & Affiliates	2
	South Texas Rural Development Corp.	5
	Southern Michigan Economic Growth Alliance Inc.	3
	Southern Ohio Growth Partnership	2
	Stark Development Board	5
	Stigler-Haskell County Chamber of Commerce	2
	Summit Club	1
	Tartan Fields Golf Club	2
	Technology Insights	23
	Texas A&M University	2
	Texas Civil Justice League	6
	Texas Comptroller of Public Accounts	26
	Texas Economic Development Corp	10
	Texas Economic Development Council	14
	Texas Midwest Community Network	4
	Texas Taxpayers & Research	1
	Treasurer of Virginia	5
	Tulsa Metro Chamber	25
	University of Texas Club	3
	Utility Economic Development Association	1
	Van Wert County	1
	Vincent Direct	1
	Vintimilla, Luis Consultant	196
	Virginia Foundation for Agriculture in the Classroom	1

34B

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

OTHER DEDUCTIONS - ACCOUNTS 426.3 - 426.5
(In Thousands)

Instructions: Provide a listing of the amount included in Accounts 426.3 through 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Cash Contributions (con't)	Virginia Manufacturers Association	$2
	Walsh Environmental Scientists & Engineers LLC	43
	Wayne Economic Development Council, Inc.	2
	Weatherford Area Chamber of Commerce	2
	Whitley County Economic Development Corp.	1
	Winding Hollow Country Club	5
	Zanesville-Muskinghum County Chamber of Commerce	2

	Total Cash Contributions	1,900

Salaries, salary related, overheads and other administrative expenses	Employees and Others	3,950

Other Miscellaneous Deductions	Various	268

TOTAL		$6,118

34C

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

Instructions: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes related to financial statements shown elsewhere in this report may be indicated here by reference.

1) Page 21 "Analysis of Billing - Associate Companies" captures the category "Compensation for Use of Capital". The following items are included in this category (in thousands):

Interest on Long Term Debt - Notes - Affiliated	$824
Lines of Credit	392
Interest to Associate Companies - Corporate Borrowing Program (Money Pool)	(32)
Allowance for Borrowed Funds Used During Construction	(613)
Other Interest Expense	1

Total Compensation for Use of Capital	$572

2) See Notes to Financial Statements on Page 19.

ANNUAL REPORT OF American Electric Power Service Corporation

For Year Ended December 31, 2004

ORGANIZATION CHART

Chairman, Chief Executive Officer & President

Audit Services
Legal

Chief Operating Officer

Energy Delivery
Transmission
Distribution
Customer Operations
Energy Delivery Market Development & External Affairs
Utility Operations Business Services
Telecommunications

Commercial Operations
Energy Marketing
Non-Utility Operations Administration
Fuel & Logistics Administration
Position & Margin Analysis
Commercial Analysis
Commercial Business Services
Fuel, Emissions, & Logistics

Generation
GBS SVP Business Services
Nuclear Generation
GET SVP Engineering, Technical & Environmental Services
Generation - Fossil & Hydro

Shared Services
Human Resources
Information Technology
Supply Chain
General Services
Shared Services Strategy

Policy, Finance and Strategic Planning
Corporate Communications
Governmental & Environmental Affairs
Risk Management
Treasury Operations
Regulatory Services
Corporate Accounting
Corporate Planning & Budgeting
Corporate Accounting, Planning/Strategy

NOTE: Audit Services reports to the Audit Committee of the Board of Directors of American Electric Power Company, Inc. and administratively to the Chairman, Chief Executive Officer & President.

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

METHODS OF ALLOCATION

Service Billings
1	Number of Bank Accounts
2	Number of Call Center Telephones
3	Number of Cell Phones/Pagers
4	Number of Checks Printed
5	Number of Customer Information System Customer Mailings
6	Number of Commercial Customers (Ultimate)
7	Number of Credit Cards
8	Number of Electric Retail Customers (Ultimate)
9	Number of Employees
10	Number of Generating Plant Employees
11	Number of General Ledger Transactions
12	Number of Help Desk Calls
13	Number of Industrial Customers (Ultimate)
14	Number of Job Cost Accounting Transactions
15	Number of Non-UMWA Employees
16	Number of Phone Center Calls
17	Number of Purchase Orders Written
18	Number of Radios (Base/Mobile/Handheld)
19	Number of Railcars
20	Number of Remittance Items
21	Number of Remote Terminal Units
22	Number of Rented Water Heaters
23	Number of Residential Customers (Ultimate)
24	Number of Routers
25	Number of Servers
26	Number of Stores Transactions
27	Number of Telephones
28	Number of Transmission Pole Miles
29	Number of Transtext Customers
30	Number of Travel Transactions
31	Number of Vehicles
32	Number of Vendor Invoice Payments
33	Number of Workstations
34	Active Owned or Leased Communication Channels
35	Avg. Peak Load for past Three Years
36	Coal Company Combination
37	AEPSC past 3 Months Total Bill Dollars
38	AEPSC Prior Month Total Bill Dollars
39	Direct
40	Equal Share Ratio
41	Fossil Plant Combination
42	Functional Department's Past 3 Months Total Bill Dollars
43	KWH Sales (Ultimate Customers)
44	Level of Construction - Distribution
45	Level of Construction - Production
46	Level of Construction - Transmission
47	Level of Construction - Total
48	MW Generating Capability
49	MWH's Generation
50	Current Year Budgeted Salary Dollars
51	Past 3 Mo. MMBTU's Burned (All Fuel Types)
52	Past 3 Mo. MMBTU's Burned (Coal Only)
53	Past 3 Mo. MMBTU's Burned (Gas Type Only)
54	Past 3 Mo. MMBTU's Burned (Oil Type Only)

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

METHODS OF ALLOCATION

Service Billings

55	Past 3 Mo. MMBTU's Burned (Solid Fuels Only)
56	Peak Load / Avg. No. Cust / KWH Sales Combination
57	Tons of Fuel Acquired
58	Total Assets
59	Total Assets less Nuclear Plant
60	AEPSC Annual Costs Billed (Less Interest And/or Income Taxes as Applicable)
61	Total Fixed Assets
62	Total Gross Revenue
63	Total Gross Utility Plant (Including CWIP)
64	Total Peak Load (Prior Year)
65	Hydro MW Generating Capability
66	Number of Forrest Acres
67	Number of Dams
68	Number of Plant Licenses Obtained
69	Number of Nonelectric OAR Invoices
70	Number of Transformer Transactions
71	Tons of FGD Material
72	Tons of Limestone Received
73	Total Assets, Total Revenues, Total Payroll
74	Total Leased Assets
75	Number of Banking Transactions

Convenience Billings
Specific Identification Ratio
(based on known and pertinent factors)
Asset Ratio
Expense Budget Ratio
Contribution Ratio
Equal Share Ratio
Gross Annual Payroll Dollars Ratio
Kilowatt Hours Sales (KWH) Ratio
Number of Employees Ratio
Number of Customers Ratio
Number of Vehicles Ratio

37A

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Since this U-13-60 report is distributed to the appropriate members of AEP's management each year, the following information is supplied to each associate company in support of the amount of compensation for use of capital billed during 2004:

In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, American Electric Power Service Corporation submits the following information on the billing of interest on borrowed funds to associated companies for the year 2004:

A.	Amount of interest billed to associate companies is contained on page 21, Analysis of Billing.

B.	The basis for billing of interest to the associated companies is based on the Service
Company's prior year Attribution Basis "AEPSC Annual Costs Billed ."

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

ADDENDUM A - SALE OF COMPUTER SOFTWARE AND SUPPORT TO NONASSOCIATE COMPANIES

Instructions: In accordance with SEC Release No. 70-10092, American Electric Power Service Corporation will report to the Commission via an Addendum to the U-13-60 for the period July 1 - December 31 the amounts billed to nonassociate companies for the license or sale of specialized computer programs and the support services to the licenses and entities that have purchased this software.

This is to certify that American Electric Power Service Corporation, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 30, 2002, provides the following information for each computer software license, lease or sale for the period July 1 through December 31: a) details of the product sold or licensed; b) the name of the licensee or buyer, and; c) the amount of revenue received by American Electric Power Service Corporation.

There was no computer software licensed, leased or sold during the period July 1, 2004 through December 31, 2004.

ANNUAL REPORT OF American Electric Power Service Corporation

For the Year Ended December 31, 2004

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

American Electric Power Service Corporation
(Name of Reporting Company)

/s/ Sandra S. Bennett
(Signature of Signing Officer)

Sandra S. Bennett Assistant Controller
(Printed Name and Title of Signing Officer)

Date: April 29, 2005